ROYAL BANK OF CANADA REPORTS RECORD EARNINGS FOR FIRST QUARTER 2006
The financial information in this document is in Canadian dollars and based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.
First quarter 2006 highlights compared with the first quarter of 2005:
•	Record quarterly net income of $1,171 million, up 20%; Net income from continuing operations (1) of $1,172 million, up $195 million, or 20%

•	Diluted earnings per share (EPS) of $1.78, up 19%; Diluted EPS from continuing operations of $1.78, up $.28, or 19%

•	Return on common equity (ROE) of 23.9%, up 200 basis points; ROE from continuing operations of 23.6%, up 200 basis points

•	Revenue from continuing operations of $4,978 million, up $205 million, or 4%

•	Non-interest expense from continuing operations of $2,769 million, up $115 million, or 4%

•	Total provision for credit losses from continuing operations of $47 million, down $61 million, or 56%
TORONTO, March 3, 2006 – Royal Bank of Canada (RY on TSX & NYSE) reported net income of $1,171 million for the first quarter ended January 31, 2006, up 20% from a year ago. Diluted EPS were $1.78, up 19%. ROE was 23.9%, up 200 basis points.
     Commenting on the results, Gordon M. Nixon, President & CEO, said, “We are pleased with the strong earnings growth and ROE of 23.9% in the first quarter. The performance of our RBC Canadian Personal and Business segment was exceptional, with revenue up substantially and well in excess of expense growth. Our Client First Initiative is paying off and clients are rewarding us with more of their business. We are also pleased that we have generated a total return to our common shareholders of over 45% during the past 12 months.”
     From continuing operations, net income was $1,172 million, up 20% from a year ago. Diluted EPS were $1.78, up 19%. ROE from continuing operations was 23.6%, up 200 basis points.
     Total revenue from continuing operations increased $205 million, or 4%, from a year ago primarily due to strong volume growth in our banking, wealth management and insurance operations, largely underpinned by favourable North American business conditions and driven by our growth initiatives. This growth was achieved despite weaker trading results and a $60 million reduction in the translated value of U.S. dollar-denominated revenue due to the strengthening of the Canadian dollar. In addition, no revenue was recorded from our new joint venture RBC Dexia Investor Services (RBC Dexia IS), formed on January 2, 2006, due to a one-month reporting lag.
     Non-interest expense from continuing operations was up $115 million, or 4%, from a year ago due to higher human resources expense. The increase in human resources expense was largely attributable to higher variable and stock-based compensation, partially offset by lower salaries reflecting reduced staffing levels. Variable compensation was up reflecting strong business results and final adjustments to certain annually-calculated bonus plans, which increased expenses in the current quarter and reduced expenses a year ago. Stock-based compensation
(1)	Continuing operations exclude the results of our discontinued operations, RBC Mortgage Company, certain assets of which were sold on September 2, 2005.
     Table of contents
1	Quarterly highlights

2	President & Chief Executive Officer’s message

4	Management’s discussion & analysis

4	About RBC Financial Group

4	Caution regarding forward-looking statements

5	Selected consolidated financial information and other highlights

5	Executive summary

8	Consolidated results from continuing operations

11	Quarterly results and trend analysis

12	Accounting policies and estimates

12	Business segment results

20	Balance sheet highlights

21	Capital management

22	Off-balance sheet arrangements

23	Risk management

23	Credit risk

24	Market risk

26	Liquidity and funding risk

27	Interim Consolidated Financial Statements

31	Notes to Interim Consolidated Financial Statements

39	Shareholder information

2 ROYAL BANK OF CANADA FIRST QUARTER 2006
increased due to the significant appreciation in our common share price and the accelerated recognition of amounts related to employees who are eligible to retire. The total of other non-interest expense categories was flat as savings arising from cost management efforts have been redeployed to infrastructure and expansion initiatives including the acquisition of Abacus Financial Services Group Limited (Abacus) and the creation of RBC Dexia IS.
     Total provision for credit losses from continuing operations decreased $61 million, or 56%, from a year ago. This decrease was primarily due to a $50 million reversal of the general allowance in the current quarter, resulting from the continuing favourable credit environment and the strengthening of the credit quality of our corporate loan portfolio.
     Insurance policyholder benefits, claims and acquisition expense increased $70 million, or 12%, from a year ago. This increase was largely due to additional reserves of $61 million (before-tax and after-tax) for estimated net claims primarily related to Hurricane Wilma which occurred in late October 2005. Business growth and higher investment income on equities backing universal life policies also contributed to this increase. These factors were partially offset by improved claims experience and changes in net actuarial reserve adjustments between the two periods.
     Income taxes decreased over the prior year despite higher earnings before tax from continuing operations partly due to the favourable resolution of an income tax audit, which resulted in a $70 million reversal of amounts accrued in prior years. The decrease in income taxes also reflected higher earnings reported by our foreign subsidiaries operating in jurisdictions with lower income tax rates.
     Compared to the fourth quarter of 2005, net income increased $649 million, or 124%, and diluted EPS rose $.99 or 125%. Net income from continuing operations was up $629 million, or 116%, and diluted EPS from continuing operations rose $.96, or 117%. This improvement largely reflected the prior quarter reserves for Enron Corp.-related matters of $591 million ($326 million after-tax) and for estimated net claims related to hurricanes Katrina, Rita and Wilma of $203 million (before-tax and after-tax). Other factors in the quarter included stronger trading results reflecting improved market conditions, higher insurance volumes, the $70 million reversal of previously accrued income tax amounts and the $50 million ($33 million after-tax) reversal of the general allowance.
     Discontinued operations net loss in the current quarter of $1 million was primarily due to charges related to the wind-down of RBC Mortgage Company. This compared to net income of $2 million from a year ago, and a net loss of $21 million in the prior quarter which also included amounts related to the operation of RBC Mortgage Company and the sale of certain of its assets.
     As at January 31, 2006, the Tier 1 capital ratio and the Total capital ratio were 9.5% and 12.8%, respectively. These ratios compared favourably to the Tier 1 capital ratio of 9.2% and Total capital ratio of 12.7% a year ago. The current period capital ratios are down from a Tier 1 capital ratio of 9.6% and Total capital ratio of 13.1% at the end of last quarter due to increased risk-adjusted assets partially offset by the impact of strong internal capital generation. This increase in risk-adjusted assets included $3 billion for RBC Dexia IS which adversely affected our Tier 1 and Total capital ratios by 15 basis points (bps) and 20 bps, respectively.
PRESIDENT & CHIEF EXECUTIVE OFFICER’S MESSAGE
We have started 2006 on a strong note, generating record earnings of $1.17 billion in the first quarter, up 20% over a year ago, and delivering a return on common equity of 23.9%.
     Our RBC Canadian Personal and Business segment delivered revenue growth of 10% reaching a record $3.3 billion. We successfully grew our personal and business loans and deposits as well as our wealth management and insurance operations by improving the effectiveness of our distribution network, increasing the number of client-facing employees, simplifying processes for our clients and focusing on high-return products, markets and clients. Expenses increased at a far lower rate than revenue, leading to 12% growth in net income.
     Earnings from our RBC U.S. and International Personal and Business segment’s continuing operations increased 3% or 9% in U.S. dollars and revenue rose 5% or 10% in U.S. dollars from a year ago. The lower translated value of U.S. dollar-denominated earnings, due to the strengthening of the Canadian dollar, continued to negatively impact net income and revenue growth in Canadian dollars. Strong loan growth and solid deposit growth in U.S. dollars were accompanied by continued strong credit quality.
     RBC Capital Markets diverse businesses are structured and managed to build a full-service wholesale bank while limiting the overall volatility of earnings. RBC Capital Markets record earnings this quarter of $330 million, up 25% from a year ago, attests to the success of this strategy. Trading revenue, although at its highest level since the first quarter of 2005, did not match the highs reached a year ago, partly due to lower market volatility and a flat yield curve, while origination fees were down primarily due to reduced income trust activity in Canada. Earnings were up on a variety of factors including higher merger and acquisition activity, increased earnings from subsidiaries in jurisdictions with lower income tax rates, improved credit quality and larger opportunity driven private equity gains. It is also important to note that these record earnings were achieved despite incurring costs associated with the transfer of our Institutional & Investor Services (IIS) business to the new joint venture RBC Dexia IS and not consolidating one month’s earnings from this joint venture given the one-month lag in reporting periods.
     Between January 31, 2005, and January 31, 2006, our total return to shareholders was 45% which included a 41% increase in our common share price.

	2006 Objectives		Q1 2006 Performance

1. Diluted earnings per share growth	20	%+(1)	19%
2. Return on common equity (ROE)	20	%+	23.9%
3. Revenue growth	6–8%		4%
4. Operating leverage	>3	%(2)	0%
5. Portfolio quality (3)	.40–.50%		.20%
6. Capital management: Tier 1 capital ratio	8	%+	9.5%
7. Dividend payout ratio	40–50%		35%

(1)	Based on 2005 total reported diluted EPS of $5.13.

(2)	Operating leverage is the difference between the revenue growth rate and the non-interest expense growth rate. Our 2006 objective for operating leverage is based on 2005 non-interest expense excluding the Enron litigation reserve of $591 million recorded in the fourth quarter of 2005.

(3)	Ratio of specific provisions for credit losses to average loans and acceptances.

ROYAL BANK OF CANADA    FIRST QUARTER 2006 3
     We believe we have aggressive financial objectives in place for 2006 and, although we consider it more meaningful to measure performance for the full year against those objectives, we are showing our first quarter results compared to the annual objectives, as we have done in the past. Our ROE of 23.9% met our 20%+ objective for 2006. Our portfolio quality remained strong, leading to a specific provision for credit losses ratio of .20%. We also maintained our strong capital position with a Tier 1 capital ratio of 9.5%, comfortably above our 8%+ objective. Although net income was up 20%, diluted EPS rose 19% compared to our 20%+ diluted EPS growth objective. In addition, although revenue rose 4% to almost $5 billion, the growth rate fell short of the 6–8% objective partially due to the stronger Canadian dollar. Also, trading revenue, although at its highest level in four quarters, dipped from the strong levels of last year’s first quarter. These factors, combined with higher expenses, resulted in a shortfall in the quarter versus our operating leverage objective of over 3%. Expenses increased as a result of higher variable compensation due to improved business results and final adjustments to certain annually-calculated bonus plans, which increased expenses in the current quarter and reduced expenses a year ago. We also had higher stock-based compensation in light of the significant appreciation in our common share price, increased investment to support business growth (such as infrastructure, client-facing employees and advertising), and costs associated with the transfer of our IIS business to RBC Dexia IS. In light of the high level of earnings, and despite a 16% increase in our common share dividend over the past 12 months to $.64 in the first quarter, we fell short of our dividend payout ratio objective.
Progress on our strategic goals
We continued to make progress in the first quarter on our three goals which are:
1.	To be the undisputed leader in financial services in Canada

2.	To build on our strengths in banking, wealth management and capital markets in the United States

3.	To be a premier provider of selected global financial services
In Canada, our mutual fund assets reached a record $60 billion, including $50 billion of long-term assets. In order to continue to provide our clients with a full suite of products that meet their evolving needs, we introduced the RBC U.S. Equity Currency Neutral Fund and the RBC U.S. Mid-Cap Equity Currency Neutral Fund, designed to offer investors more choice outside of Canada while minimizing exposure to currency fluctuations. RBC Insurance continued its co-location initiative by opening two adjacent insurance outlets in Quebec and Ontario, following two successful openings in Ontario in 2005. We also launched a new flexible critical illness plan offered as an individual insurance policy to enhance coverage options which is sold through specialized distribution channels. During the quarter, RBC Capital Markets was named Dealmaker of the Year by the Financial Post, and was ranked first in Fixed Income and Mergers & Acquisitions by The Globe and Mail. We were also the top ranked Canadian dollar bond new issue dealer domestically and globally for calendar 2005.
     In the U.S. , RBC Centura introduced a streamlined suite of personal and business chequing accounts with a unique combination of features including debit card rewards, ID TheftBlock and overdraft options for credit lines. RBC Dain Rauscher and RBC Capital Markets teamed up to sell US$25 million (notional value) of principal protected commodity-linked notes through RBC Dain Rauscher’s extensive retail distribution network. RBC Capital Markets was the leader in municipal bond underwritings of US$10 million or less for calendar 2005. With the rebranding of RBC Dain Rauscher’s Fixed Income Group into RBC Capital Markets –U.S. Debt Markets, we have united our fixed income units under one master brand and advanced our strategy to build a top-tier global fixed income bank.
     Internationally in 2005, Euromoney magazine ranked Royal Bank of Canada Global Private Banking up five spots to No. 18 among the top private banks worldwide, a top five private bank in North America and the top private bank in Grand Cayman. With the recent acquisition of Abacus, RBC took the top two spots for best provider of international trust services in the United Kingdom. RBC Capital Markets was the top Mergers & Acquisitions bank in gold mining globally, the top ranked Australian bond issuer, and the first in Australian dollar deals internationally for calendar 2005 as measured by Bloomberg. We also continued to expand our global platform with the establishment of a new U.S. treasury trading team in New York, and a new base metals team in London, further strengthening our metals and mining franchise.
Recent recognition
We are also very proud to have been recognized for a number of other achievements during the quarter. We were recently named Canada’s Most Respected Corporation in 2005 for the fourth year in a row by a survey conducted by Ipsos Reid for KPMG LLP, in which we topped six of nine categories including best long-term investment, corporate governance, human resource management and corporate social responsibility. In January 2006, RBC was named the most valuable brand in Canada by an independent survey for the second consecutive year. Our commitment to communities and causes, both locally and globally, remains a focus of ours and we again had the largest private sector employee-giving campaign for the United Way across Canada.
     We were recently named one of the world’s top 100 sustainable companies at the World Economic Forum and were also listed on the 2006 Dow Jones Sustainability Index which recognizes the world’s financial, social and environmental corporate leaders. We continue to look for ways to advance our leadership position in corporate responsibility while executing on our financial commitments to shareholders.
     Finally, I would like to thank our 14 million clients for trusting us with their business, and acknowledge the efforts of our 70,000 employees in generating strong results for RBC and enhancing our reputation as a leading financial institution.
Gordon M. Nixon
President & Chief Executive Officer

4 ROYAL BANK OF CANADA    FIRST QUARTER 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s discussion and analysis of our financial condition and results of operations is provided to enable a reader to assess our financial condition, future prospects and our results of operations, including our liquidity and capital resources, for the three months ended January 31, 2006, compared to the corresponding period in the preceding fiscal year. For a complete understanding of trends, events, uncertainties and the effect of critical accounting estimates on our results of operations and financial condition this Management’s discussion and analysis should be read carefully together with our Interim Consolidated Financial Statements and related notes and our 2005 Annual Report to Shareholders (2005 Annual Report). This Management’s discussion and analysis is dated March 3, 2006. All amounts are in Canadian dollars and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise specified.
Additional information relating to Royal Bank of Canada, including our 2005 Annual Information Form, is available free of charge on our website at rbc.com, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at sec.gov.
ABOUT RBC FINANCIAL GROUP
Royal Bank of Canada (TSX, NYSE: RY) uses the initials RBC as a prefix for its businesses and operating subsidiaries which operate under the master brand name of RBC Financial Group. Royal Bank of Canada is Canada’s largest bank as measured by market capitalization and assets, and is one of North America’s leading diversified financial services companies. It provides personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. The company employs approximately 70,000 full- and part-time employees who serve more than 14 million personal, business and public sector clients through offices in North America and some 30 countries around the world. For more information, please visit rbc.com.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995. We may make such statements in this report, in other filings with Canadian regulators or the United States Securities and Exchange Commission, or in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2006, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “plan,” “anticipate,” “estimate,” “expect,” “intend,” “forecast,” “objective,” and words and expressions of similar import are intended to identify forward-looking statements.
     By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors or assumptions could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the management of credit, market, liquidity and funding and operational risks; the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar and British pound; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial judgments and legal proceedings; our ability to obtain accurate and complete information from or on behalf of our customers and counterparties; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in our estimates relating to reserves and allowances, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; natural disasters such as hurricanes, the possible impact on our businesses from public health emergencies, international conflicts and other developments including those relating to the war on terrorism; and our success in anticipating and managing the foregoing risks.
     Additional information about these factors can be found under Risk management and Additional risks that may affect future results in our 2005 Annual Report.
     We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the bank, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

ROYAL BANK OF CANADA    FIRST QUARTER 2006 5
SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER HIGHLIGHTS

				Change
	As at or for the three months ended			January 31, 2006 vs
	January 31	October 31	January 31	October 31		January 31
(C$ millions, except per share and percentage amounts)	2006	2005	2005	2005		2005

Continuing operations
Total revenue	$4,978	$4,815	$4,773	3%		4%
Non-interest expense	2,769	3,329	2,654	(17)%		4%
Provision for credit losses	47	103	108	(54)%		(56)%
Insurance policyholder benefits, claims and acquisition expense	652	740	582	(12)%		12%
Business realignment charges	—	40	2	n.m.		n.m.
Net income before income taxes	1,510	603	1,427	150%		6%
Net income from continuing operations	1,172	543	977	116%		20%
Net income (loss) from discontinued operations	(1)	(21)	2	n.m.		n.m.
Net income	$1,171	$522	$979	124%		20%

Segments — net income (loss) from continuing operations
RBC Canadian Personal and Business	$669	$504	$597	33%		12%
RBC U.S. and International Personal and Business	101	135	98	(25)%		3%
RBC Capital Markets	330	(60)	263	n.m.		25%
Corporate Support	72	(36)	19	n.m.		n.m.
Net income from continuing operations	$1,172	$543	$977	116%		20%

Selected information
Earnings per share (EPS) — diluted	$1.78	$.79	$1.50	125%		19%
Return on common equity (ROE)(1)	23.9%	10.6%	21.9%	1,330	bps	200	bps
Return on risk capital (RORC)(1)	37.9%	17.3%	34.6%	2,060	bps	330	bps
Common share price — close (as at quarter end)	$89.07	$83.33	$63.10	7%		41%
Selected information for continuing operations
Earnings per share (EPS) — diluted	$1.78	$.82	$1.50	117%		19%
Return on common equity (ROE)(1)	23.6%	10.9%	21.6%	1,270	bps	200	bps
Return on risk capital (RORC)(1)	38.0%	18.1%	34.5%	1,990	bps	350	bps
Operating leverage(2)	0.0%	(16.4)%	14.7%	n.m.		n.m.
Net interest margin(3)	1.46%	1.49%	1.59%	(3	)bps	(13	)bps
Capital ratios(4)
Tier 1 capital ratio	9.5%	9.6%	9.2%	(10	)bps	30	bps
Total capital ratio	12.8%	13.1%	12.7%	(30	)bps	10	bps
Selected balance sheet data
Total assets	$487,874	$469,521	$424,029	4%		15%
Securities	165,658	160,495	136,760	3%		21%
Consumer loans	138,581	138,288	127,224	—		9%
Business and government loans	55,615	53,626	49,757	4%		12%
Deposits	314,872	306,860	280,020	3%		12%
Average common equity(1)	$19,300	$19,350	$17,600	—		10%
Average risk capital(1)	$12,150	$11,800	$11,150	3%		9%
Other selected information
Assets under administration — RBC(5)	$476,300	$1,769,500	$1,674,000	n.m.		n.m.
— RBC Dexia IS (6)	1,738,100	—	—	n.m.		n.m.
Assets under management	111,200	105,700	98,500	5%		13%
Business information for continuing operations
Employees (full-time equivalent)	59,429	60,012	60,667	(583)		(1,238)
Bank branches	1,421	1,419	1,411	2		10
Automated banking machines	4,268	4,277	4,400	(9)		(132)

Period average USD equivalent of C$1.00	.865	.850	.827
Period-end USD equivalent of C$1.00	.878	.847	.806

(1)	Average common equity and the Return on common equity are calculated using month-end balances for the period. Average risk capital and the Return on risk capital are non-GAAP financial measures. Refer to Key financial measures (non-GAAP) section for further discussion.

(2)	Defined as the difference between the revenue growth rate and the non-interest expense growth rate.

(3)	Net interest margin is calculated as Net interest income divided by Average assets. Average assets are calculated using average daily balances for the period.

(4)	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).

(5)	On January 2, 2006, we combined our Institutional & Investor Services (IIS) business with the Dexia Funds Services business of Dexia Banque Internationale à Luxembourg (Dexia) in return for a 50% joint venture interest in the new company, RBC Dexia Investor Services (RBC Dexia IS). As a result of the transfer of IIS to RBC Dexia IS our Assets under administration decreased by $1.4 trillion.

(6)	This amount represents the opening balance as at January 2, 2006, of Assets under administration belonging to RBC Dexia IS, of which RBC has a 50% ownership interest.
n.m.	not meaningful
EXECUTIVE SUMMARY
We achieved record earnings and revenue in the first quarter of 2006. These results were supported by continuing favourable economic and business conditions, in both domestic and international markets, as well as our efforts initiated over a year ago as part of our Client First Initiative. Our first quarter results also benefited from the favourable resolution of a tax audit related to prior years and our continued strong credit quality which were partially offset by additional hurricane-related charges.
Economic and market review
Favourable North American economic conditions continued through the first quarter of 2006, characterized by relatively low but rising interest rates, solid business and household balance sheets, and strong consumer confidence and employment levels. The Canadian dollar continued to strengthen against the U.S. dollar and other currencies in the quarter.

6 ROYAL BANK OF CANADA FIRST QUARTER 2006
     Solid consumer spending, increasing home equity values and the continuing favourable economic conditions resulted in increased demand for consumer loans and related financing products. Business lending continued to grow, supported by ongoing business investment in inventories and more productive infrastructure.
     Capital markets experienced strong mergers and acquisitions (M&A) activity, while North American trading businesses continued to face challenging market conditions. In addition, activity in the income trust sector in Canada softened in the quarter, reducing equity originations in Canada. Debt originations continued to be strong on increased foreign issues in Canada resulting from the elimination of foreign content restrictions on registered retirement products.
Financial performance
We reported record net income of $1,171 million in the first quarter ended January 31, 2006, up $192 million, or 20%, from a year ago. Diluted earnings per share (EPS) were $1.78, up $.28 or 19%. Return on common equity (ROE) was 23.9% compared to 21.9% a year ago.
Continuing operations net income of $1,172 million was up $195 million, or 20%, from a year ago. Diluted EPS were $1.78, up $.28 or 19%. ROE was 23.6% compared to 21.6% a year ago. The increase reflected strong revenue growth across most business lines, lower tax expense and the $50 million reversal of the general allowance. These items were partially offset by higher variable and stock-based compensation and an additional $61 million (before-tax and after-tax) charge for estimated net claims primarily related to Hurricane Wilma which occurred in late October 2005.
     Total revenue from continuing operations increased $205 million, or 4%, from a year ago primarily due to strong volume growth in our banking, wealth management and insurance operations. This growth was achieved despite weaker trading results and the $60 million reduction in the translated value of U.S. dollar-denominated revenue due to the strengthening of the Canadian dollar. In addition, no revenue was recorded from our new joint venture RBC Dexia Investor Services (RBC Dexia IS), formed on January 2, 2006, due to a one-month reporting lag.
     Non-interest expense from continuing operations increased $115 million, or 4%, from a year ago due to higher human resources expense. The increase in human resources expense was largely attributable to higher variable and stock-based compensation, partially offset by lower salaries reflecting reduced staffing levels. Variable compensation was up reflecting strong business results and final adjustments to certain annually-calculated bonus plans, which increased expenses in the current quarter and reduced expenses in the prior year. Stock-based compensation increased due to the significant appreciation in our common share price and the accelerated recognition of amounts related to employees who are eligible to retire. The total of other non-interest expense categories was flat as savings arising from cost management efforts have been redeployed to infrastructure and expansion initiatives including the acquisition of Abacus Financial Services Group Limited (Abacus) and the creation of RBC Dexia IS.
     Total provision for credit losses from continuing operations decreased $61 million, or 56%, from a year ago. This decrease was primarily due to a $50 million reversal of the general allowance in the current quarter resulting from the continuing favourable credit environment and the strengthening of the credit quality of our corporate loan portfolio.
     Insurance policy holder benefits, claims and acquisition expense increased $70 million, or 12%, over the prior year largely due to additional reserves of $61 million primarily related to Hurricane Wilma.
     Income taxes decreased over the prior year despite stronger earnings before tax from continuing operations partly due to the favourable resolution of an income tax audit which resulted in a $70 million reversal of amounts accrued in prior years. The decrease in income taxes also reflected higher earnings reported by our foreign subsidiaries operating in jurisdictions with lower income tax rates.
RBC Canadian Personal and Business net income was $669 million, up $72 million, or 12%, from a year ago. The increase was largely the result of higher revenue driven by solid growth across all our business lines. Revenue growth was partially offset by higher variable and stock-based compensation, additional hurricane-related reserves and higher provisions for credit losses commensurate with loan growth.
RBC U.S. and International Personal and Business net income of $101 million, increased $3 million, or 3%, from the prior year despite a $4 million reduction over the prior year due to the negative impact of the strengthening of the Canadian dollar on the translated value of U.S. dollar-denominated earnings. In U.S. dollars, net income increased US$7 million, or 9%, largely reflecting higher revenue and lower provisions for credit losses which were partially offset by increased non-interest expense.
RBC Capital Markets net income of $330 million increased $67 million, or 25%. The main contributors to the growth in net income were the $50 million reversal of the general allowance, higher recoveries of credit losses reflecting the favourable credit environment, and a lower effective tax rate. This growth was achieved despite a strong first quarter a year ago, the negative impact of the strengthening Canadian dollar on the translated value of foreign-denominated earnings and no reported earnings from our newly formed joint venture RBC Dexia IS due to a one-month reporting lag.
Corporate Support net income for the quarter of $72 million mainly reflected the favourable resolution of an income tax audit which resulted in a $70 million reversal of amounts accrued in prior years.
Compared to Q4 2005, net income increased $649 million, or 124%, and diluted EPS increased $.99, or 125%. Net income from continuing operations was up $629 million, or 116%, and diluted EPS from continuing operations increased $.96, or 117%. This improvement largely reflected the prior quarter reserves for Enron Corp.-related matters of $591 million ($326 million after-tax) and for estimated net claims related to hurricanes Katrina, Rita and Wilma of $203 million (before-tax and after-tax). Other factors in the quarter included stronger trading results reflecting improved market conditions, higher insurance volumes, the $70 million reversal of previously accrued income tax amounts and the $50 million ($33 million after-tax) reversal of the general allowance.
Discontinued operations net loss in the current quarter of $1 million was primarily due to charges related to the wind-down of RBC Mortgage Company. This compared to net income of $2 million in the prior year, and a net loss of $21 million in the prior quarter which also included amounts related to the operation of RBC Mortgage Company and the sale of certain of its assets.
U.S. geographic operations (1)
Net income from continuing operations in the U.S. for the current quarter was $172 million, up $90 million, or 110%, compared to a year ago, mainly reflecting lower income taxes from subsidiaries
(1)	For geographic reporting, our segments are grouped into Canada, United States and Other International. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions, and prospects for growth due to positive economic changes. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer. Transactions are recorded in the local currency and are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

ROYAL BANK OF CANADA FIRST QUARTER 2006 7
operating in jurisdictions with lower income tax rates. The increase occurred despite the negative impact of the strengthening Canadian dollar on the translated value of U.S. dollar-denominated earnings. Total revenue was largely unchanged compared to a year ago as higher revenue from loan syndication was offset by the sale of Liberty Insurance Services Corporation (LIS) on December 31, 2004. Provision for credit losses declined due to higher corporate recoveries compared to a year ago.
     Net income from our U.S. geographic operations was up $310 million from the fourth quarter of 2005, primarily as a result of the $591 million ($326 million after-tax) Enron litigation reserve recorded in the previous quarter.
Capital ratios
As at January 31, 2006, the Tier 1 capital ratio and the Total capital ratio were 9.5% and 12.8%, respectively. These ratios compared favourably to the Tier 1 capital ratio of 9.2% and Total capital ratio of 12.7% a year ago. The current period capital ratios are down from a Tier 1 capital ratio of 9.6% and Total capital ratio of 13.1% at the end of last quarter due to increased risk-adjusted assets partially offset by the impact of strong internal capital generation. This increase in risk-adjusted assets included $3 billion for RBC Dexia IS which adversely affected our Tier 1 and Total capital ratios by 15 basis points (bps) and 20 bps, respectively.
Impact of U.S. vs Canadian dollar
Our U.S. dollar-denominated results are impacted by fluctuations in the U.S. dollar/Canadian dollar exchange rate. The following table depicts the effect of translating current period results at the historical period’s exchange rate. We believe this provides the reader with the ability to assess underlying results on a more comparable basis.

	For the three months ended
	Q1 2006 vs
(C$ millions, except per share amounts)	Q4 2005	Q1 2005

Total revenue (lower) higher	$(25)	$(60)
Non-interest expense lower (higher)	15	35
Net income from continuing operations(lower) higher	(5)	(15)
Net income (lower) higher	(5)	(15)

EPS — continuing operations — diluted	$(.01)	$(.02)

EPS — diluted	$(.01)	$(.02)

     The Canadian dollar exchange rate appreciated 5% from the corresponding period a year ago resulting in a $15 million decrease in the translated value of our U.S. dollar-denominated net income and a reduction of $.02 on our current quarter’s diluted EPS.
     The average Canadian dollar exchange rate appreciated 2% compared to the prior quarter resulting in a $5 million decrease in the translated value of our U.S. dollar-denominated net income and a reduction of $.01 on our current quarter’s diluted EPS.
Specified items
The following specified items are included in our results:

	For the three months ended (1)
	January 31			October 31
(C$ millions)	2006			2005
	Before-tax		After-tax	Before-tax	After-tax

Income tax reduction	$	n.a.	$70	$—	$—
General allowance reversal— RBC Capital Markets		50	33	—	—
Amounts related to the transfer of IIS to RBC Dexia IS		(16)	(19)	—	—
Hurricane-related charges		(61)	(61)	(203)	(203)
Enron litigation reserve		—	—	(591)	(326)

(1)	No specified items were identified for the three months ended January 31, 2005.
n.a.	not applicable
Specified items and other key events
Q1 2006
Income tax reduction: A favourable resolution of an income tax audit related to prior years resulted in a $70 million reduction in income tax expense.
     General allowance reversal: We reversed $50 million of the general allowance in the quarter related to our corporate loan portfolio in RBC Capital Markets, in light of the continued favourable credit conditions and the strengthening of the credit quality of the corporate loan portfolio.
     Hurricane-related charges: Additional reserves for estimated net claims of $61 million (before-tax and after-tax) were expensed in our insurance business primarily related to Hurricane Wilma which occurred in late October 2005.
     Amounts related to the transfer of IIS to RBC Dexia IS: On January 2, 2006, we combined our Institutional & Investor Services (IIS) business, previously part of RBC Capital Markets, with the Dexia Fund Services business of Dexia Banque Internationale à Luxembourg (Dexia) in return for a 50% joint venture interest in the new company, RBC Dexia IS. Net charges incurred in the quarter associated with the transfer of our IIS business to RBC Dexia IS were $16 million before-tax ($19 million after-tax which included a write-off of deferred taxes).
     IIS and RBC Dexia IS (two months of results): In light of the RBC Dexia IS transaction concluding on January 2, 2006, only two months of earnings have been reported for IIS. We have not recognized our 50% proportionate share of earnings in RBC Dexia IS in RBC Capital Markets for the month of January 2006 as RBC Dexia IS reports on a one-month lag basis. Our Consolidated Balance Sheets, as at January 31, 2006, only includes our proportionate share of the January 2, 2006, opening balance sheet of RBC Dexia IS.
     Abacus: On November 30, 2005 we completed the acquisition of Abacus Financial Services Group Limited (Abacus) expanding our Wealth Management business line in RBC U.S. and International Personal and Business. This acquisition increased assets under administration by US$42 billion and contributed modestly to earnings in RBC U.S. and International Personal and Business in the quarter.
Q4 2005
Enron Corp. (Enron) litigation reserve: We established a reserve of $591 million ($326 million after-tax) for Enron-related matters including a class action lawsuit. Refer to the Executive summary of our 2005 Annual Report for further details.
     Hurricane-related charges: Total net reserves of $203 million (before-tax and after-tax) were established for estimated net claims related to hurricanes Katrina, Rita and Wilma.

8   ROYAL BANK OF CANADA    FIRST QUARTER 2006
2006 Outlook
The Canadian economy is expected to remain strong in 2006 with real GDP growth forecast at 3.4%, up from 2.9% in 2005. We expect the Bank of Canada will raise the overnight rate to 4.5% by the second half of 2006 in response to inflationary pressures resulting from robust economic growth, high capacity utilization and tight labour markets. We also anticipate the Canadian dollar will remain in the range of 82 to 87 U.S. cents to the U.S. dollar.
     U.S. economic growth is also expected to remain solid for 2006 with real GDP growth forecast at 3.2%, which is down moderately from 3.5% in 2005. Inflation concerns will continue to drive U.S. interest rates up, with the U.S. Federal Reserve funds rate anticipated to reach 5%, up 75 bps from the close of 2005 versus a 200 bps rise last year.
     Business investment is projected to strengthen through 2006 while consumer spending is expected to moderate as interest rates move higher reducing housing market activity and demand for motor vehicles. On the wholesale banking side, these economic conditions may reduce demand for new issues and perpetuate challenging trading conditions. Conversely, rising rates are anticipated to increase consumer demand for savings and wealth management products. And, while continued high levels of corporate liquidity arising from strong profit margins is expected to limit lending, it may be redeployed in investment or M&A activity, which is currently tracking higher than last year.
CONSOLIDATED RESULTS FROM CONTINUING OPERATIONS
The following provides a discussion of our reported results from continuing operations. Factors that primarily relate to a specific segment are discussed in detail in the respective segment results section. In addition to providing an analysis of the current period to the comparable quarter a year ago, we have also included an analysis in comparison to the preceding quarter. For a discussion of our discontinued operations refer to the Executive summary section.
Total revenue
The following table presents our revenue by key products and services:

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2006	2005	2005

Interest income	$5,060	$4,626	$3,955
Interest expense	3,296	2,869	2,261

Net interest income	$1,764	$1,757	$1,694

Investments (1)	$885	$899	$798
Insurance (2)	858	798	773
Banking (3)	591	624	563
Trading	458	308	461
Underwriting and other advisory	219	233	276
Other (4)	203	196	208

Non-interest income	$3,214	$3,058	$3,079

Total revenue	$4,978	$4,815	$4,773

(1)	Includes brokerage, investment management and mutual funds.

(2)	Includes premiums, investment and fee income.

(3)	Includes service charges, foreign exchange other than trading, card services and credit fees.

(4)	Includes other non-interest income, gain/loss on securities sales and securitization.
Q1 2006 vs Q1 2005
Total revenue increased $205 million, or 4%, from a year ago primarily due to strong volume growth in our banking, wealth management and insurance operations. This growth was achieved despite weaker trading results and the $60 million reduction in the translated value of U.S. dollar-denominated revenue due to the strengthening of the Canadian dollar. In addition, no revenue was recorded from our newly formed joint venture RBC Dexia IS due to a one-month reporting lag.
     Net interest income increased $70 million, or 4%, largely driven by increased loan and deposit volumes in both Canada and the U.S. and improved spreads in credit cards, deposits, corporate lending and investment products. Higher levels of dividends received in the quarter also contributed to the increase, but resulted in a corresponding reduction in the value of securities held which lowered trading revenue recorded in other income. Increased funding costs as a result of higher volumes and rates on funding positions related to equity trading partially offset these factors.
     Investments-related revenue increased $87 million, or 11%, mainly reflecting strong net sales and capital appreciation in our mutual funds business and higher fees in our investment management businesses. Higher transaction volumes and growth in client assets in our full-service brokerage business also contributed to the increase.
     Insurance-related revenue was up $85 million, or 11%, from last year primarily due to volume growth across all our product lines and higher investment income on equities backing universal life policies which caused a corresponding increase in insurance policyholder benefits. This was partially offset by lower revenue from our U.S. operations, as the prior year included two months of revenue from Liberty Insurance Services Corporation (LIS) which was sold on December 31, 2004.
     Banking revenue increased $28 million, or 5%, largely as a result of higher service fees and increased foreign exchange revenue partially reflecting higher transaction volumes.
     Trading revenue was largely unchanged from a year ago.
     Underwriting and other advisory revenue decreased $57 million, or 21%, mainly due to lower equity and debt originations which were partially offset by higher M&A activity.
     Other revenue decreased $5 million, or 2%, primarily reflecting $48 million net gains on the sale of mortgage-backed securities and the gain on the sale of LIS recorded in the first quarter of 2005. These items were largely offset by higher mark-to-market gains on derivatives and securities held to economically hedge the stock-based compensation plan at RBC Dain Rauscher and higher private equity gains recorded in the current quarter.

ROYAL BANK OF CANADA   FIRST QUARTER 2006    9
Q1 2006 vs Q4 2005
Revenue was up $163 million, or 3%, largely due to stronger trading results on improved market conditions and higher insurance-related revenue.
     Net interest income was largely unchanged compared to the previous quarter. Higher personal and business loan and deposit volumes were offset by lower spreads reflecting competitive pricing pressures in home equity and reduced revenue from mortgage prepayment interest penalties.
     Insurance-related revenue increased $60 million, or 8%, primarily attributed to volume growth across most product lines and higher investment income on equities backing universal life policies.
     Banking revenue decreased $33 million, or 5%, mainly due to reduced foreign exchange activity and lower transaction volumes, which were partially offset by higher credit fees revenue compared to the previous quarter.
     Trading revenue increased $150 million, or 49%, primarily due to higher equity trading reflecting improved market conditions compared to the previous quarter.
Non-interest expense
The following table presents the main components of non-interest expense:

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2006	2005	2005

Salaries	$782	$782	$806
Variable compensation	662	580	580
Stock-based compensation	86	27	28
Benefits and retention compensation	281	257	284

Human resources	$1,811	$1,646	$1,698
Equipment	231	245	228
Occupancy	182	190	180
Communications	146	174	151
Professional and other external services	210	243	186
Other expenses	175	832	192
Amortization of intangibles	14	(1)	19

Non-interest expense	$2,769	$3,329	$2,654

Q1 2006 vs Q1 2005
Non-interest expense from continuing operations increased $115 million, or 4%, from a year ago due to higher human resources expense. The increase in human resources expense was largely attributable to higher variable and stock-based compensation, partially offset by lower salaries reflecting reduced staffing levels. Variable compensation was up reflecting strong business results and final adjustments to certain annually-calculated bonus plans, which increased expenses in the current quarter and reduced expenses in the prior year. Stock-based compensation increased due to the significant appreciation in our common share price and the accelerated recognition of amounts related to employees who are eligible to retire. The total of other non-interest expense categories was flat as savings arising from cost management efforts have been redeployed to infrastructure and expansion initiatives including the acquisition of Abacus Financial Services Group Limited (Abacus) and the creation of RBC Dexia IS.
Q1 2006 vs Q4 2005
Non-interest expense decreased $560 million, or 17%, over the prior quarter. The change is largely attributable to the $591 million Enron litigation reserve recorded in the prior quarter. Reductions were also realized across a broad number of expense categories including lower marketing, advertising and premises costs, as well as reduced procurement contract rates for various items, such as licenses and services. These factors were partially offset by higher variable and stock-based compensation due to stronger financial performance, and higher benefit costs due to cyclical factors and changes in interest rates used to calculate the obligations.
Provision for (recovery of) credit losses

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2006	2005	2005

Consumer	$121	$121	$102
Business and government	(19)	(24)	(49)

Specific provision	$102	$97	$53
General provision	(55)	6	55

Provision for credit losses (PCL)	$47	$103	$108

Q1 2006 vs Q1 2005
Total provision for credit losses decreased $61 million, or 56%, from a year ago. This decrease was primarily due to the $50 million reversal of the general allowance in the current quarter resulting from the continuing favourable credit environment and the strengthening of the credit quality of our corporate loan portfolio.
     Specific provision for credit losses for consumer loans increased $19 million, or 19%, from last year. This increase largely reflected higher provisions in the personal loan portfolio due to portfolio growth.
     Business and government specific recovery of credit losses of $19 million in the current period reflected recoveries in our

10   ROYAL BANK OF CANADA   FIRST QUARTER 2006
corporate loan portfolio which were partially offset by provisions in the small business loan portfolio. This compared to the recovery of credit losses of $49 million a year ago which primarily resulted from the transfer of $52 million from the specific allowance to the general allowance. This transfer resulted from the alignment of our enterprise-wide accounting treatment of credit losses.
     The $55 million reduction in general provision in the current quarter primarily reflected the $50 million reversal of the general allowance in RBC Capital Markets, in light of the continued favourable credit conditions and the strengthening of the credit quality of our corporate loan portfolio. The remaining $5 million reduction in the general provision was offset by an increase in specific provision reflecting the quarterly fluctuation of amounts allocated between specific and general allowance in accordance with local regulatory-imposed requirements. These amounts were recorded in RBC U.S. and International Personal and Business and had no impact on the segment’s total provision for credit losses or earnings. This compared to a provision of $55 million a year ago which reflected the transfer from the specific allowance to the general allowance discussed previously.
Q1 2006 vs Q4 2005
Total provision for credit losses decreased $56 million, or 54%, from the prior quarter. This decrease mainly reflected the $50 million reversal of the general allowance this quarter.
     Specific provision for consumer loans were comparable to the prior quarter as the increase in personal provisions was offset by the favourable effect of the higher level of securitized credit cards.
     The recovery of credit losses on the business and government portfolio of $19 million in the current period largely reflected recoveries on corporate loans partially offset by a provision for small business loans. This compared to the prior quarter recovery of $24 million which included recoveries on the corporate and agriculture portfolios.
Insurance policyholder benefits, claims and acquisition expense

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2006	2005	2005

Insurance policyholder benefits, claims and acquisition expense	$652	$740	$582
Insurance claims and policy benefit liabilities	7,150	7,117	6,728

Q1 2006 vs Q1 2005
Insurance policyholder benefits, claims and acquisition expense increased $70 million, or 12%, over the prior year largely due to additional reserves of $61 million for estimated net claims primarily related to Hurricane Wilma which occurred in late October 2005. Business growth and higher investment income on equities backing universal life policies also contributed to this increase which was partially offset by improved claims experience and changes in net actuarial reserve adjustments between the two periods.
Q1 2006 vs Q4 2005
Insurance policyholder benefits, claims and acquisition expense decreased $88 million, or 12%, from the prior quarter. This primarily reflected the $142 million reduction in net estimated hurricane-related charges due to the $203 million reserve for net claims related to hurricanes Katrina, Rita and Wilma recorded in the fourth quarter of 2005 compared to the $61 million recorded in the current quarter. The reduction was partially offset by higher investment income on equities backing universal life policies and lower favourable net actuarial reserve adjustments this quarter.
Income taxes

	For the three months ended
	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2006	2005	2005

Income from continuing operations before income taxes	$1,510	$603	$1,427
Income tax expense	332	90	443
Effective tax rate	22.0%	14.9%	31.0%

Q1 2006 vs Q1 2005
Income taxes decreased over the prior year despite higher earnings before tax from continuing operations partly due to the favourable resolution of an income tax audit which resulted in a $70 million reversal of amounts accrued in prior years. The decrease in income taxes also reflected higher earnings reported by foreign subsidiaries operating in jurisdictions with lower income tax rates.
Q1 2006 vs Q4 2005
Income taxes increased over the prior quarter which caused the effective tax rate to increase by 7.1%. This largely reflected the positive tax effect of the Enron litigation reserve recorded in the prior quarter, which was partially offset by the benefit in the current period from the favourable resolution of the income tax audit.
Business realignment charges

	Expense for the quarter ended			Liability balance as at
	January 31	October 31	January 31	January 31	October 31	January 31
(C$ millions)	2006	2005	2005	2006	2005	2005

Employee-related	$—	$40	$2	$90	$118	$155
Other	—	—	—	—	—	11

Business realignment charges from continuing operations	$—	$40	$2	$90	$118	$166

ROYAL BANK OF CANADA    FIRST QUARTER 2006    11
While we continued to implement the cost reduction initiatives in connection with our business realignment initiated on November 1, 2004, with additional activities identified in fiscal 2005, we did not incur any additional expense related to these activities in the quarter. The $2 million expensed a year ago related to outplacement services for terminated employees, while the $40 million expensed in the previous quarter related to income protection payments for additional employee positions identified for termination.
     The business realignment liability decreased by $28 million from the prior quarter reflecting income protection payments to former employees. Although we expect the majority of our realignment initiatives to be completed by the end of fiscal 2006, certain payments related to income protection are expected to extend beyond that time. Refer to Note 2 of our Interim Consolidated Financial Statements for further details.
QUARTERLY RESULTS AND TREND ANALYSIS
Our quarterly earnings, revenue and expenses are impacted by a number of trends and recurring factors which include seasonality and general economic conditions.
Seasonality
Our results are moderately impacted by seasonal factors, as many of these factors occur across sequential quarters. For instance, the summer slowdown, which occurs in July and August, often reduces capital markets activity impacting the results of our brokerage and investment management businesses in both the third and fourth quarters. The only other seasonal factor of significance is the reduction of net interest income in the second quarter which has three fewer days.
Impact of economic conditions on our business
Positive economic conditions over the last nine quarters have favourably impacted our businesses. The low but rising interest rate environment, strong employment levels and higher business and consumer spending have driven loan and deposit growth, and supported strong demand for our wealth management products. These factors underpinned a favourable credit environment which, along with our risk management efforts, has resulted in the improvement of credit quality in our portfolio over the last nine quarters. Stable long-term interest rates were neutral to our insurance business, while our trading businesses were challenged by the flat yield curve. The relative strengthening of the Canadian dollar over the period also reduced the translated value of our U.S. dollar-denominated earnings primarily in our wholesale and U.S. banking operations.
     Furthermore, competitive activity increased over the nine quarters, resulting in spread compression in Canadian personal and business lending products and increased competition in wholesale banking as U.S.-based investment banks expanded their presence in Canada after the elimination of foreign content restrictions on Canadian registered retirement products.
     The following table summarizes our results for the nine most recently completed quarters.

	2006	2005				2004
(C$ millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total revenue	$4,978	$4,815	$4,938	$4,689	$4,773	$4,570	$4,508	$4,442	$4,282
Non-interest expense	2,769	3,329	2,741	2,664	2,654	2,734	2,675	2,682	2,742
Provision for (recovery of) credit losses	47	103	128	116	108	97	125	149	(25)
Insurance policyholder benefits, claims and acquisition expense	652	740	681	622	582	589	575	508	452
Business realignment charges	–	40	1	2	2	177	–	–	–

Net income before income taxes	1,510	603	1,387	1,285	1,427	973	1,133	1,103	1,113

Net income from continuing operations	1,172	543	1,001	916	977	687	771	759	806
Net income (loss) from discontinued operations	(1)	(21)	(22)	(9)	2	(173)	(28)	1	(20)

Net income	$1,171	$522	$979	$907	$979	$514	$743	$760	$786

Earnings per share – basic	$1.81	$.80	$1.51	$1.40	$1.52	$.79	$1.14	$1.16	$1.20
– diluted	$1.78	$.79	$1.48	$1.37	$1.50	$.78	$1.12	$1.14	$1.18
Earnings per share from continuing operations –basic	$1.81	$.83	$1.54	$1.41	$1.52	$1.06	$1.18	$1.16	$1.23
– diluted	$1.78	$.82	$1.51	$1.38	$1.50	$1.05	$1.16	$1.14	$1.21

Segment net income (loss) from continuing operations (1)
RBC Canadian Personal and Business	$669	$504	$679	$524	$597	$448	$523	$502	$570
RBC U.S. and International Personal and Business	101	135	82	86	98	37	75	33	80
RBC Capital Markets	330	(60)	253	290	263	212	191	232	181
Corporate Support	72	(36)	(13)	16	19	(10)	(18)	(8)	(25)

Net income from continuing operations	1,172	543	1,001	916	977	687	771	759	806

Period average USD equivalent of C$1.00	.865	.850	.810	.811	.827	.792	.745	.747	.765
Period-end USD equivalent of C$1.00	.878	.847	.817	.795	.806	.821	.752	.729	.755

(1)	In the quarter we made changes to our transfer pricing methodologies and have reclassified 2005 and 2004 results of our segments. These changes did not impact our consolidated results.

12  ROYAL BANK OF CANADA FIRST QUARTER 2006
Trend analysis
Over the last nine quarters our results have been affected by a number of specified items, such as hurricane-related charges, litigation-related matters, reversal of the general allowance and acquisitions and dispositions. In conjunction with our Client First Initiative, which was launched towards the end of 2004, we realigned our businesses. As a result, we recorded business realignment charges in the fourth quarter of 2004 and further amounts in 2005. Throughout 2005, we executed a broad series of revenue and expense management activities under the Client First Initiative. Coincident with our realignment, we had a $130 million write-off of goodwill in 2004 related to RBC Mortgage Company, which was subsequently classified as discontinued operations, and certain assets were sold.
     RBC Canadian Personal Business segment’s results, in general, have been steadily improving. First quarter results of 2004 benefited from the reversal of the general allowance. Effective the third quarter of 2004, revenue and insurance policyholder benefits, claims and acquisition expense were impacted by the acquisition of the Canadian operations of Provident Life and Accident Assurance Company (UnumProvident) which closed on May 1, 2004. In 2005, strong volume growth in all businesses was driven by a low but rising interest rate environment. The stable credit environment over the last nine quarters also had a favourable impact on our results. However, the shift in client preferences towards lower spread products and competitive pricing pressures, over this period, negatively impacted our results.
     RBC U.S. and International Personal and Business segment’s results were unfavourably impacted by the strengthening of the Canadian dollar exchange rate relative to the U.S. dollar, during this period. However, this was more than offset by solid economic growth in the U.S., Caribbean, and other geographies where we operate.
     While RBC Capital Markets diverse businesses are structured and managed to limit earnings volatility, the contribution from this segment fluctuates primarily due to its reliance on the level of capital markets activity which is inherently volatile. Results in the first and fourth quarters of 2004 were up on favourable credit performance, including the reversal of the general allowance and higher recoveries of loans that had been previously written off. The results of the first quarter of 2004 were achieved despite the negative impact of the Cooperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank) settlement costs (net of a related reduction in compensation and tax expense). In 2005, favourable market conditions which began in the latter half of the second quarter positively impacted results for the year. The fourth quarter results were negatively impacted by the Enron litigation reserve, reduced equity market volatility and a flat yield curve. The first quarter of 2006 was partially impacted by not reporting one month of earnings from RBC Dexia IS given the one-month reporting lag.
     Provision for credit losses declined in 2004 as we moved into a particularly favourable phase of the credit cycle. The provision was low in both the first and fourth quarters of 2004 as we recorded significant reversals of the general allowance. In addition, corporate and commercial recoveries and favourable consumer loss rates positively impacted our business results in 2005. The credit cycle remained favourable throughout 2005.
     For further analysis of our quarterly results, refer to our 2005 Annual Report.
ACCOUNTING POLICIES AND ESTIMATES
Critical accounting policies and estimates
Our Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The significant accounting policies are described in Note 1 to our Interim Consolidated Financial Statements and Note 1 on page 88 of our 2005 Annual Report. Certain of these accounting policies, as well as estimates made by management in applying such policies, are recognized as critical because they require management to make subjective or complex judgments about matters that are inherently uncertain. Our critical accounting policies and estimates relate to the allowance for credit losses, fair value of financial instruments, securitization, variable interest entities, pensions and other postemployment benefits and income taxes. For further details, refer to pages 36 to 38 of our 2005 Annual Report.
Changes in accounting policies and estimates
We did not adopt any new significant accounting policies during the quarter for purposes of preparing our financial statements under Canadian GAAP. For U.S. GAAP purposes, we adopted FASB Statement 123 (revised 2004), Share-Based Payment (FAS 123(R)) and related Staff Positions (FSPs) on November 1, 2005. The adoption of this standard has not materially impacted our U.S. GAAP results.
Future changes in accounting policies and estimates
In 2005, the Canadian Institute of Chartered Accountants issued three new accounting standards: Financial Instruments —Recognition and Measurement, Hedges, and Comprehensive Income. These standards provide guidance on the recognition and measurement of financial assets, financial liabilities and non-financial derivatives. They also provide guidance on the classification of financial instruments and hedge accounting.
     We are in the process of assessing the impact of these new standards, which will be effective for us on November 1, 2006, on our financial position and results of operations.
BUSINESS SEGMENT RESULTS FROM CONTINUING OPERATIONS
The following section provides an overview of how we manage our business segments, key financial measures (non- GAAP) and an analysis of our business segments’ financial results.
     Periodically, certain businesses and/or subsidiaries are transferred between segments to align more closely with our organizational structure and strategic priorities. Where these transfers are deemed material, comparative amounts are reclassified.

ROYAL BANK OF CANADA FIRST QUARTER 2006  13
HOW WE MANAGE OUR BUSINESS SEGMENTS
We have three client- and geographic-oriented business segments: RBC Canadian Personal and Business which manages our banking and wealth management businesses in Canada and our global insurance operations; RBC U.S. and International Personal and Business which consists of our banking and retail brokerage businesses in the U.S., banking in the Caribbean and private banking internationally; and RBC Capital Markets which provides a wide range of corporate and investment banking, sales and trading, research and related products and services to corporations, governments and institutional clients in North America and specialized products and services globally.
     Our business segments are supported by our corporate support team which is comprised of two groups: (i) Global Technology and Operations which provides the operational and technological foundation required for delivery of products and services to the client experience; and (ii) Global Functions which effectively manages our people, asset/liability profile, spread income, capital ratios and tax position while maintaining our risk profile and relationship with investors, credit rating agencies, regulators and other stakeholders.
     Our business segments’ results reflect revenue and expenses associated with the conduct of their business. This may include costs incurred by or services provided by Global Technology and Operations and Global Functions, directly undertaken or provided on the segment’s behalf. For other costs not directly attributable to one of our business segments, we use a management reporting model that uses assumptions, estimates and methodologies for allocating overhead costs and indirect expenses to our business segments and assists in the attribution of capital and the transfer pricing of funds to our business segments in a manner that fairly and consistently measures and aligns the economic costs with the underlying benefits and risks of that specific business segment. Activities and business conducted between our business segments are generally at market rates. All other enterprise level activities that are not allocated to our three business segments are reported under our fourth segment, Corporate Support.
     Our assumptions and methodologies used in our management reporting model are periodically reviewed by management to ensure they remain valid. The capital attribution methodologies, detailed on page 62 of our 2005 Annual Report, involve a number of assumptions and estimates that are revised periodically. Any changes to these factors directly impact other measures such as business segment return on equity and return on risk capital.
     In the quarter, we made changes to our transfer pricing methodologies. Segment results for 2005 and 2004 have been reclassified to reflect these changes. These changes did not impact our consolidated earnings.
     Our management reporting processes measure the performance of our segments based on our management structure and are not necessarily comparable with similar information for other financial service companies.
KEY FINANCIAL MEASURES (NON-GAAP)
Performance and non-GAAP measures
We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income, return on average common equity (ROE) and return on average risk capital (RORC). Management also assesses the performance of RBC Capital Markets using revenue on a taxable equivalent basis. While net income is determined in accordance with GAAP, the others are non-GAAP financial measures which do not have standardized meanings and may not be comparable to similar measures used by other companies. For a detailed description of these measures, refer to pages 46 and 47 of our 2005 Annual Report.
Return on common equity and Return on risk capital
We use ROE and RORC, at both the consolidated and segment level, as measures of return on capital in our businesses.
     Our quarterly consolidated ROE calculation is based on annualized quarterly net income available to common shareholders divided by total average common equity for the period.
     Quarterly business segment ROE calculations are based on annualized quarterly net income available to common shareholders divided by average attributed equity for the period. For each segment, average attributed equity is based on attributed risk capital and amounts invested in goodwill and intangibles. Total attributed equity is deemed by management to be comprised of amounts necessary to support the risks inherent in the businesses (risk capital) and amounts related to historical investments (goodwill and intangibles). Total risk capital and goodwill and intangibles are referred to as attributed capital as well as Economic Capital. The difference between total average common equity and average attributed equity is classified as unattributed and reported in Corporate Support, for segment reporting purposes.
     Our quarterly RORC calculations are based on annualized quarterly net income available to common shareholders divided by attributed risk capital (which excludes goodwill and intangibles and unattributed equity). The business segment ROE and RORC measures are viewed as useful measures for supporting investment and resource allocation decisions.

14   ROYAL BANK OF CANADA FIRST QUARTER 2006
Reconciliation for Return on common equity and Return on risk capital

						For the three
	For the three months ended					months ended
	January 31					October 31	January 31
	2006					2005	2005
		RBC U.S. and
	RBC Canadian	International
	Personal and	Personal and	RBC	Corporate
(C$ millions, except percentage amounts)(1), (2)	Business	Business	Capital Markets	Support	Total (2)	Total (2)	Total (2)

Net income from continuing operations	$669	$101	$330	$72	$1,172	$543	$977
Net income (loss) from discontinued operations (2)	–	–	–	–	(1)	(21)	2

Net income	$669	$101	$330	$72	$1,171	$522	$979
less: Preferred dividends (3)	(4)	(1)	(2)	(3)	(10)	(7)	(8)

Net income available to common shareholders	$665	$100	$328	$69	$1,161	$515	$971
Average equity	$8,750	$3,000	$4,300	$3,250	$19,300	$19,350	$17,600
less: Unallocated common equity	–	–	–	2,700	2,700	2,900	1,500
less: Goodwill and intangible capital	2,400	1,150	900	–	4,450	4,650	4,950
Average risk capital (4)	$6,350	$1,850	$3,400	$550	$12,150	$11,800	$11,150

Return on equity (ROE)	30.0%	13.1%	30.2%	8.7%	23.9%	10.6%	21.9%
Return on risk capital (RORC)	41.5%	21.2%	38.1%	n.m.	37.9%	17.3%	34.6%

Return on equity (ROE) from continuing operations					23.6%	10.9%	21.6%
Return on risk capital (RORC) from continuing operations					38.0%	18.1%	34.5%

(1)	The average risk capital, goodwill and intangible capital, average attributed equity and average equity figures shown above and throughout this document represent rounded figures. These amounts are calculated using month-end balances for the period. The ROE and RORC measures shown above and throughout this document are based on actual balances before rounding.

(2)	Business segment return on equity and RORC are calculated on a continuing operations basis only. Total (consolidated) return on common equity and RORC include continuing and discontinued operations.

(3)	In the fourth quarter of 2005, preferred dividends include a net gain on redemption of preferred shares.

(4)	Average risk capital includes Credit, Market (trading and non-trading), Insurance, Operational and Business and fixed assets risk capital. For further details refer to Economic Capital in the Capital management section.

n.m.	not meaningful
Taxable equivalent basis
Starting in the third quarter of 2005, we began presenting net interest income, revenue and net income before income taxes on a taxable equivalent basis in our RBC Capital Markets segment. These taxable equivalent basis amounts and ratios are non- GAAP measures. The taxable equivalent basis adjustment grosses up net interest income from Canadian taxable dividends to their effective taxable equivalent value. Management believes this adjustment increases the comparability of revenue and related ratios across taxable and tax-advantaged sources of revenue and enables more meaningful comparison with other financial institutions. However, it should be noted that tax advantaged sources may not be similarly adjusted at other financial institutions, limiting the usefulness of this comparison.
     The following table provides a reconciliation of total revenue, net interest income and net income (loss) before income taxes on a taxable equivalent basis for the RBC Capital Markets segment.
Revenue reconciliation for RBC Capital Markets

	For the three months ended
	January 31		October 31		January 31
(C$ millions)	2006		2005 (1)		2005 (1)
	GAAP	teb	GAAP	teb	GAAP	teb

Net interest income	$120	$120	$114	$114	$186	$186
Taxable equivalent basis (teb) adjustment	–	37	–	33	–	24

Net interest income	$120	$157	$114	$147	$186	$210
Non-interest income	851	851	789	789	884	884

Total revenue	$971	$1,008	$903	$936	$1,070	$1,094

Net income (loss) before income taxes	$374	$374	$(320)	$(320)	$372	$372
Taxable equivalent basis (teb) adjustment	–	37	–	33	–	24

Net income (loss) before income taxes	$374	$411	$(320)	$(287)	$372	$396

(1)	In the quarter we made changes to our transfer pricing methodologies and have reclassified 2005 results. This change impacted the following line items: net interest income, net interest income (teb), total revenue, total revenue (teb), net income before income taxes and net income before income taxes (teb).

ROYAL BANK OF CANADA FIRST QUARTER 2006   15
RBC CANADIAN PERSONAL AND BUSINESS
The RBC Canadian Personal and Business segment consists of our banking and wealth management businesses in Canada and our global insurance businesses. This segment provides financial products and services to over 13 million individual and business clients through our extensive branch, automated banking machine, online and telephone banking networks, as well as through a large number of proprietary sales forces and investment advisors in addition to a wide-ranging third-party network of independent insurance distributors. This segment is comprised of Personal Banking, Business and Commercial Banking, Cards and Payment Solutions, Wealth Management and Global Insurance.

	As at or for the three months ended
	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2006	2005 (1)	2005 (1)

Net interest income	$1,428	$1,410	$1,276
Non-interest income	1,870	1,823	1,710
Total revenue	$3,298	$3,233	$2,986
Non-interest expense	1,502	1,511	1,415
Provision for credit losses	142	138	103
Insurance policyholder benefits, claims and acquisition expense	652	740	582
Business realignment charges	–	6	–
Net income before income taxes (2)	$1,002	$838	$886
Net income	$669	$504	$597

Revenue by business line
Personal Banking	$869	$889	$810
Business and Commercial Banking	526	514	486
Cards and Payment Solutions	404	410	351
Wealth Management	641	619	549
Global Insurance	858	801	790

Key ratios
Return on equity (ROE) (3)	30.0%	22.8%	29.1%
Return on risk capital (RORC) (3)	41.5%	31.7%	43.0%
Net interest margin (NIM)	3.19%	3.21%	3.14%
Selected balance sheet data (average balances)
Total assets	$177,600	$174,500	$161,400
Loans and acceptances	160,600	157,700	145,500
Residential mortgage	84,100	82,800	76,200
Personal	33,900	33,300	29,400
Credit cards	9,500	9,100	8,500
Business and government loans	33,100	32,500	31,400
Deposits	142,700	140,300	138,000
Insurance claims and policy benefit liabilities (period end)	7,150	7,117	6,728
Attributed equity (3)	8,750	8,700	8,100
Risk capital (3)	6,350	6,250	5,500
Other selected balances
Assets under administration	$189,000	$174,100	$159,700
Assets under management	69,400	63,400	54,900

(1)	In the quarter we made changes to our transfer pricing methodologies and have reclassified 2005 results. This change impacted the following line items: net interest income, non-interest income, total revenue, net income before income taxes, net income, ROE, RORC and NIM.

(2)	Net income before income taxes and non-controlling interest in subsidiaries.

(3)	Average attributed equity and the Return on equity are calculated using month-end balances for the period. Segment Return on equity, Average risk capital and the Return on risk capital are non-GAAP financial measures. Refer to the Key financial measures (non-GAAP) section for further discussion.
Q1 2006 vs Q1 2005
Net income increased $72 million, or 12%, from a year ago, largely due to higher revenue driven by solid growth across all our business lines. These business results continue to be supported by a robust economy reflecting a relatively low interest rate environment, strong employment levels, increasing home equity values and higher consumer confidence in capital markets.
     Total revenue improved $312 million, or 10%, from a year ago, mainly due to higher volume growth across all business lines and higher spreads.
     Personal Banking revenue was up $59 million or 7%, largely a result of volume growth across all personal banking products, primarily in home equity and unsecured lines of credit. Spreads declined from a year ago as competitive pricing pressures in home equity and reduced spreads on personal loans were only partially offset by increased deposit spreads.
     Business and Commercial Banking revenue increased $40 million, or 8%, from the prior year primarily as a result of loan and deposit growth and higher spreads driven by business deposits and investments.
     Cards and Payment Solutions revenue was up $53 million, or 15%, mainly reflecting strong growth in balances and transaction volumes and higher spreads compared to the prior year.
     Wealth Management revenue increased $92 million, or 17%, from the prior year. This was primarily due to the combination of strong net sales of mutual funds over the last 12 months of $5.9 billion, capital appreciation in our mutual funds business, higher volumes in our full-service brokerage business and improved spreads on client balances and investments.
     Global Insurance revenue was up $68 million, or 9%, from last year reflecting volume growth across all our product lines and higher investment income on equities backing universal life

16   ROYAL BANK OF CANADA FIRST QUARTER 2006
policies which caused a corresponding increase in insurance policyholder benefits as noted below. This was partially offset by lower revenue from our U.S. operations, as the prior year included two months of revenue and the gain on the sale of LIS, which closed on December 31, 2004. Revenue from U.S. operations was also down due to the negative impact of the strengthening of the Canadian dollar on the translated value of U.S. dollar-denominated revenue.
     Non-interest expense was up $87 million, or 6%, mainly as a result of increases in variable and stock-based compensation. Variable compensation was up reflecting strong business results and final adjustments to certain annually-calculated bonus plans, which increased expenses in the current quarter and reduced expenses in the prior year. Stock-based compensation increased primarily due to the accelerated recognition of amounts related to employees who are eligible to retire. The increase also reflected higher levels of sales and service personnel in our distribution network while infrastructure costs were up in support of our business growth, which was partially offset by lower salaries due to the sale of LIS in the prior year and impacts from our cost containment initiatives.
     Total provision for credit losses increased $39 million largely due to higher provisions related to personal loans and credit cards, which were commensurate with higher loan volumes. The previous year was also helped by higher recoveries related to small business and commercial loans.
     Insurance policyholder benefits, claims and acquisition expense increased $70 million, or 12%, over the prior year largely due to additional reserves of $61 million for estimated net claims primarily related to Hurricane Wilma which occurred in late October 2005. Business growth and higher investment income on equities backing universal life policies also contributed to this increase. These factors were partially offset by improved claims experience and changes in net actuarial reserve adjustments between the two periods.
     Average assets increased $16 billion, or 10%, over the prior year largely due to strong growth in loans which continued to be driven by a relatively low interest rate environment, solid business and household balance sheets and employment gains. Deposits were up by $5 billion, or 3%, over the prior year mainly reflecting growth in business deposits which has been fuelled by record liquidity levels in Canadian businesses.
Q1 2006 vs Q4 2005
Net income increased $165 million, or 33%, over the prior quarter due in large part to the $142 million reduction in net hurricane-related charges in the current quarter as compared to the previous quarter. Strong revenue growth in our Global Insurance and Wealth Management businesses also contributed to the increased earnings in the current quarter.
     Total revenue was up $65 million, or 2%, over the prior quarter. This increase was primarily in Global Insurance due to improved investment income and business growth and higher fee-based income in Wealth Management. These factors were partly offset by reduced spreads reflecting competitive pricing pressures in home equity and lower revenues from mortgage prepayment interest penalties collected.
     Non-interest expense decreased by $9 million, or 1%, mainly due to lower marketing and advertising costs which are typically higher in the fourth quarter. These items were largely offset by increased benefits and variable and stock-based compensation.
     The increase of $4 million, or 3%, in the total provision for credit losses was largely a result of higher provisions commensurate with loan growth and lower recoveries compared to the previous quarter.
     Insurance policyholder benefits, claims and acquisition expense decreased $88 million, or 12%, from the previous quarter. This primarily reflected the $142 million reduction in estimated net hurricane-related charges due to the $203 million reserve for estimated net claims related to hurricanes Katrina, Rita and Wilma recorded in the prior quarter compared to the $61 million recorded in the current quarter. The reduction was partially offset by higher investment income on equities backing universal life policies and lower favourable net actuarial adjustments this quarter.
     Average assets increased $3 billion, or 2%, over the prior quarter largely due to growth in loans. Deposits increased $2 billion, or 2%, over the prior quarter reflecting continued growth in business deposits.
RBC U.S. AND INTERNATIONAL PERSONAL AND BUSINESS (CONTINUING OPERATIONS)
The RBC U.S. and International Personal and Business segment consists of banking and retail brokerage businesses in the U.S., banking in the Caribbean, and private banking internationally. This segment is comprised of Wealth Management which includes Global Private Banking and certain retail activities of RBC Dain Rauscher and Banking which includes our U.S. and Caribbean banking operations.
     On November 30, 2005, we completed the acquisition of Abacus expanding our Wealth Management business. This acquisition increased the Assets under administration in this segment by US$42 billion and contributed modestly to earnings this quarter.

ROYAL BANK OF CANADA   FIRST QUARTER 2006   17

	As at or for the three months ended
All amounts are for continuing operations only	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2006	2005(1)	2005(1)

Net interest income	$279	$277	$268
Non-interest income	459	431	432
Total revenue	$738	$708	$700
Non-interest expense	594	536	546
Provision for credit losses	10	4	14
Business realignment charges (reversal)	–	(2)	–
Net income before income taxes (2)	$134	$170	$140
Net income	$101	$135	$98

Revenue by business line
Wealth Management	$469	$429	$418
Banking	269	279	282

Key ratios
Return on equity (ROE) (3)	13.1%	17.2%	11.9%
Return on risk capital (RORC) (3)	21.2%	28.4%	20.0%
Selected balance sheet data (average balances)
Total assets	$36,900	$37,300	$36,000
Loans and acceptances	20,600	20,500	19,500
Deposits	31,900	31,900	32,100
Attributed equity (3)	3,000	3,100	3,250
Risk capital (3)	1,850	1,850	1,900
Other selected balances
Assets under administration	287,300	234,300	248,600
Assets under management	41,800	42,300	43,600

	For the three months ended
Impact of USD translation on selected items	Q1 2006 vs
(C$ millions)	Q4 2005	Q1 2005

Total revenue (lower) higher	$(11)	$(27)
Wealth Management (lower) higher	(7)	(17)
Banking (lower) higher	(4)	(10)
Non-interest expense lower (higher)	9	22
Net income (lower) higher	(2)	(4)

(1)	In the quarter we made changes to our transfer pricing methodologies and have reclassified 2005 results. This change impacted the following line items: net interest income, total revenue, net income before income taxes, net income, ROE and RORC.

(2)	Net income before income taxes and non-controlling interest in subsidiaries.

(3)	Average attributed equity and the Return on equity are calculated using month-end balances for the period. Segment Return on equity, Average risk capital and the Return on risk capital are non-GAAP financial measures. Refer to the Key financial measures (non-GAAP) section for further discussion.
Q1 2006 vs Q1 2005
Net income increased $3 million, or 3%, from the prior year despite a $4 million reduction over the prior period due to the negative impact of the strengthening of the Canadian dollar on the translated value of U.S. dollar-denominated earnings. In U.S. dollars, net income was up US$7 million, or 9%, reflecting higher revenue and lower provisions for credit losses which were partially offset by increases in non-interest expense. Results benefited from solid U.S. and international economic performance which supported growth in loans, deposits and assets under administration.
     Revenue increased by $38 million, or 5%, over the prior year. In U.S. dollars, revenue was up US$60 million, or 10%.
     Wealth Management revenue improved $51 million, or 12%. In U.S. dollars, Wealth Management revenue was up US$60 million, or 17%, reflecting the positive mark-to-market gains on derivatives and securities held to economically hedge the stock-based compensation plan at RBC Dain Rauscher (offset by the higher stock-based compensation under the plan noted in non-interest expense below). Revenue growth was also driven by higher investment management and custodial fees due to the acquisition of Abacus and growth in fee-based assets at RBC Dain Rauscher.
     Banking revenue decreased 5%. In U.S. dollars, Banking revenue was largely flat, as higher net interest income driven by strong loan and deposit growth at RBC Centura was partially offset by lower underwriting in our housing tax credit syndication business. Revenue in the current period was also negatively impacted by a US$5 million write-down of an investment at RBC Centura, which was offset by a related tax credit of the same amount resulting in no impact to net income.
     Non-interest expense was up $48 million, or 9%, over the prior year. In U.S. dollars, non-interest expense increased US$61 million, or 13%, reflecting the higher stock-based compensation under the RBC Dain Rauscher stock-based compensation plan, the acquisition of Abacus, as well as higher variable compensation.
     Provision for credit losses decreased $4 million. In U.S. dollars, the decrease was US$3 million, reflecting improved credit quality of our loan portfolio.
Q1 2006 vs Q4 2005
Compared to the fourth quarter of 2005, net income declined $34 million, or 25%, with $2 million of the decrease due to the negative impact of the strengthening of the Canadian dollar on the translated value of U.S. dollar-denominated earnings. In U.S. dollars, net income declined $26 million, or 23%, largely reflecting the favourable impact in the prior quarter from both the US$13 million (before-tax and after-tax) accounting adjustment relating to the amortization of intangible assets from prior acquisitions and the US$6 million for certain tax adjustments.
Revenue improved $30 million, or 4%, compared to the prior quarter. In U.S. dollars, revenue increased US$36 million, or 6%, mainly the result of the positive mark-to-market gains on derivatives and securities held to economically hedge the stock-based compensation plan at RBC Dain Rauscher (offset by the higher stock-based compensation under the plan noted in non-interest expense below), the Abacus acquisition, and higher securities brokerage commissions. These factors were partly offset by the US$5 million investment write-down at RBC Centura noted above and lower underwriting fees in our housing tax credit syndication business.
     Non-interest expense was up $58 million, or 11%, compared to the previous quarter. In U.S. dollars, non-interest expense increased US$59 million, or 13%, mainly reflecting higher stock-based compensation under the RBC Dain Rauscher stock-based

18   ROYAL BANK OF CANADA FIRST QUARTER 2006
compensation plan, the positive adjustment to intangible amortization recorded in the prior quarter and the acquisition of Abacus.
     Provision for credit losses was $10 million up $6 million from the previous quarter. In U.S. dollars, the provision for credit losses of US $9 million continued to reflect the strong credit quality of the loan portfolio.
RBC CAPITAL MARKETS
The RBC Capital Markets segment provides a wide range of corporate and investment banking, sales and trading, research and related products and services to corporations, governments and institutional clients in North America and specialized products and services globally. This segment comprises Global Markets, Global Investment Banking and Equity Markets, Institutional & Investor Services (IIS) and Other.
     On January 2, 2006, we combined our IIS business with the Dexia Funds Services in return for a 50% joint venture interest in RBC Dexia IS. As RBC Dexia IS reports on a calendar basis, no earnings for RBC Dexia IS were reported in the current quarter; however, our Consolidated Balance Sheets reflects the joint venture’s opening balances.

	As at or for the three months ended
	January 31	October 31	January 31
(C$ millions)	2006 (1)	2005 (2)	2005 (2)

Net interest income (teb) (3)	$157	$147	$210
Non-interest income	851	789	884
Total revenue (teb) (3)	$1,008	$936	$1,094
Non-interest expense	682	1,247	700
Recovery of credit losses	(85)	(25)	(2)
Business realignment charges	–	1	–
Net income (loss) before income taxes (teb) (3), (4)	$411	$(287)	$396
Net income (loss)	$330	$(60)	$263

Revenue (teb) (3) by business line
Global Markets	$569	$469	$643
Global Investment Banking and Equity Markets	274	243	252
Institutional & Investor Services	84	128	115
Other	81	96	84

Key ratios
Return on equity (ROE) (5)	30.2%	(5.9)%	24.8%
Return on risk capital (RORC) (5)	38.1%	(7.7)%	32.4%
Selected balance sheet data (average balances)
Total assets	$252,700	$243,500	$215,600
Attributed equity (5)	4,300	4,150	4,200
Risk capital (5)	3,400	3,200	3,200
Other selected balances
Assets under administration – RBC (6)	$–	$1,361,100	$1,265,700
– RBC Dexia IS (7)	1,738,100	–	–

	For the three months ended
Impact of USD translation on selected items	Q1 2006 vs
(C$ millions)	Q4 2005	Q1 2005

Total revenue (teb) (lower) higher	$(9)	$(22)
Global Markets	(6)	(15)
Global Investment Banking and Equity Markets	(2)	(6)
Institutional & Investor Services	—	(1)
Other	(1)	—
Non-interest expense lower (higher)	5	12
Net income (lower) higher	(4)	(10)

(1)	The revenue disclosed under Institutional & Investor Services (IIS) as well as segment non-interest income, non-interest expense, net income before income taxes (teb), net income, ROE and RORC reflect only two months of earnings from November 1, 2005, to January 2, 2006, as this business was combined with the institutional investor service business of Dexia on January 2, 2006, forming a new company RBC Dexia IS. As RBC Dexia IS reports on a calendar quarter there is a one-month lag in the reporting of its earnings. For this reason no earnings for RBC Dexia IS was recorded in the quarter ending January 31, 2006. Given the similarity of these businesses, in future quarters management will disclose the revenue from our prior business, IIS, and our 50% proportionate ownership of RBC Dexia IS on the same line for comparative purposes. Comparative amounts in prior periods will only represent earnings for IIS.

(2)	In the quarter we made changes to our transfer pricing methodologies and have reclassified 2005 results. This change impacted the following line items: net interest income, net interest income (teb), total revenue, total revenue (teb), net income before income taxes, net income, ROE and RORC.

(3)	Total revenue (teb), net interest income (teb) and net income (teb) before income taxes are non-GAAP financial measures. For a further discussion and reconciliation, refer to the Key financial measures (non-GAAP) section.

(4)	Net income before income taxes and non-controlling interest in subsidiaries.

(5)	Average attributed equity and the Return on equity are calculated using month-end balances for the period. Segment Return on equity, Average risk capital and the Return on risk capital are non-GAAP financial measures. Refer to Key financial measures (non-GAAP) section for further discussion.

(6)	As a result of the creation of RBC Dexia IS, all of our Assets under administration were transferred to RBC Dexia IS. Assets under administration contributed by RBC to RBC Dexia IS on January 2, 2006, were $1.4 trillion.

(7)	This amount represents the opening balance as at January 2, 2006, of Assets under administration belonging to RBC Dexia IS, of which RBC has a 50% ownership interest.
Q1 2006 vs Q1 2005
Net income increased by $67 million or 25% from a year ago, despite the current period including only two months of earnings from IIS. Net income growth was in part a result of a $50 million reversal of the general allowance, as well as higher recoveries of credit losses reflecting the favourable credit environment, and a lower effective tax rate. Revenue (teb), although at the highest level in four quarters, decreased 8% from a strong first quarter last year primarily due to lower trading revenue and origination activity. This decline was partially offset by higher M&A revenue. Trading revenue was lower in part due to reduced market volatility, a rising rate environment and a flat yield curve, while lower

ROYAL BANK OF CANADA FIRST QUARTER 2006  19
activity in the income trust sector in Canada reduced new equity issues. The lower translated value of U.S. dollar- and British pound-denominated earnings, due to the relative strengthening of the Canadian dollar, also reduced net income.
     Total revenue (teb) decreased $86 million, or 8%, from a year ago mainly reflecting lower results from our trading businesses, reduced equity origination activity and only two months of revenue from IIS . These factors were partially offset by increased brokerage commissions and private equity gains, as well as higher revenue from our  M&A  business, as  M&A  activity in Canada reached its highest level in several years. Net interest income (teb) declined largely due to increased volumes and higher rates on funding positions related to certain equity trading strategies, and spread compression in our lending portfolios which was partially offset by an increased level of dividends received. Non-interest income declined primarily due to lower revenue from IIS, a less favourable trading environment and reduced equity origination revenue. Higher private equity gains and stronger M&A activity partly offset the decrease in non-interest income.
     Global Markets revenue decreased $74 million, or 12%, primarily as a result of lower trading revenue reflecting a less favourable trading environment, and reduced debt origination in the U.S. and Europe. This revenue decrease was partially offset by higher private equity gains.
     Global Investment Banking and Equity Markets revenue increased $22 million, or 9%, mainly on strong M&A revenue, as activity in Canada reached its highest level in several years. We also increased loan syndication activity in the U.S. and experienced higher commission revenue.
     Institutional & Investor Services revenue declined $31 million, or 27%, largely due to the inclusion of only two months revenue in the current period for the reasons noted previously. Revenue for IIS is generally consistent on a monthly basis.
     Other revenue was comparable to the same period a year ago.
     Non-interest expense decreased $18 million, or 3%, in the current quarter. This was partially a result of only two months of expenses from IIS, and lower variable compensation on reduced revenue. This decrease was partially offset by transaction expenses related to the transfer of IIS to RBC Dexia IS and higher professional service fees.
     Recovery of credit losses of $85 million in the current period largely reflected a $50 million reversal of the general allowance resulting from the continuing favourable credit environment and the strengthening of the credit quality of the corporate loan portfolio, and further recoveries of $35 million, including $25 million for Enron-related loans previously written off. This compared to a recovery of $2 million a year ago.
     Income taxes were down $47 million primarily due to higher earnings from foreign subsidiaries operating in jurisdictions with lower income tax rates.
     Average assets increased $37 billion, or 17%, compared to a year ago mainly due to increased trading securities related to growth in certain equity trading strategies and corporate lending assets.
Q1 2006 vs Q4 2005
Current period net income of $330 million compared to a loss of $60 million in the prior quarter which included the $326 million after-tax Enron litigation reserve.
     Total revenue (teb) increased $72 million, or 8%, primarily reflecting higher revenue across all of our trading products, particularly equity trading, as market conditions improved over the prior quarter. Stronger M&A revenue and higher private equity gains also contributed to the increase. These factors were partially offset by lower IIS revenue as results included amounts for only two months, for the reasons noted previously. In addition there was a gain on the sale of an Enron-related claim in the previous quarter. Net interest income (teb) increased largely due to an increased level of dividends received in the current quarter. Non-interest income rose mainly on improved trading results.
     Non-interest expense decreased $565 million largely as a result of the $591 million reserve for Enron-related matters recorded in the prior quarter and MegaClaims’ bankruptcy settlement of $29 million, partially offset by higher variable compensation on improved business performance and higher professional fees in the current quarter.
     Recovery of credit losses was $85 million compared to the prior period recovery of $25 million. The current quarter’s recovery primarily reflected a $50 million reversal of the general allowance and higher recoveries.
     Average assets were up $9 billion, or 4%, over the prior quarter largely due to increased trading assets related to growth in certain equity trading strategies.
CORPORATE SUPPORT
     Corporate Support segment activities include our global technology and operations group, corporate treasury, finance, human resources, risk management and other global functions the cost of which are allocated to the business segments.
     The reported results for the Corporate Support segment largely reflect consolidation adjustments and activities that are undertaken for the benefit of the organization such as securitizations, none of which are allocated to the business segments.

	As at or for the three months ended
	January 31	October 31	January 31
(C$ millions)	2006	2005 (1)	2005 (1)

Net interest income	$(63)	$(44)	$(36)
Non-interest income	34	15	53
Total revenue	$(29)	$(29)	$17
Non-interest expense	(9)	35	(7)
Recovery of credit losses	(20)	(14)	(7)
Business realignment charges	–	35	2
Net income (loss) before income taxes	$–	$(85)	$29
Net income (loss)	$72	$(36)	$19

Selected balance sheet data (average balances)
Total assets	$12,500	$12,900	$10,200
Attributed equity (2)	3,250	3,400	2,050

(1)	In the quarter we made changes to our transfer pricing methodologies and have reclassified 2005 results. This change impacted the following line items: net interest income, non-interest income, total revenue, net income before income taxes and net income.

(2)	Average attributed equity is a non-GAAP financial measure. Refer to the Key financial measures (non-GAAP) section for further discussion.

20  ROYAL BANK OF CANADA FIRST QUARTER 2006
Due to the nature of activities reported in this segment, we believe that a period over period trend analysis is not relevant. The following identifies the material items affecting the reported results in each period.
Q1 2006: Net income for the quarter of $72 million largely reflected the favourable resolution of an income tax audit related to prior years which resulted in a $70 million reversal of amounts accrued in prior years. Net income before taxes was nil as earnings on unattributed capital and the recovery of credit losses related to securitizations were offset by securitization losses and items which are undertaken for the benefit of the organization and are not allocated to the business segments.
Q1 2005: Net income of $19 million was primarily comprised of a net gain of $48 million on the sale of $1.3 billion of mortgage-backed securities (created through the securitization of government guaranteed residential mortgage loans) and a gain of $13 million on the disposition of certain equity investments.
Q4 2005: The net loss of $36 million largely reflected business realignment charges of $35 million.
BALANCE SHEET HIGHLIGHTS

Selected balance sheet data (period-end)	January 31	October 31	January 31
(C$ millions)	2006 (1)	2005	2005

Interest-bearing deposits with banks	$10,913	$5,237	$6,814
Securities
Trading account	$131,551	$125,760	$99,248
Investment account and loan substitutes	34,107	34,735	37,512
Total securities	$165,658	$160,495	$136,760
Assets purchased under reverse repurchase agreements and securities borrowed	$47,564	$42,973	$36,932
Loans
Residential mortgages	$91,776	$91,043	$82,654
Personal loans	41,337	41,045	37,753
Credit cards	5,468	6,200	6,817
Business and government loans	55,615	53,626	49,757
Total loans	$194,196	$191,914	$176,981
Other assets	66,300	65,399	63,871
Total assets	487,874	469,521	424,029
Deposits	314,872	306,860	280,020
Other liabilities	141,087	131,003	115,041
Non-controlling interest in subsidiaries	1,865	1,944	125
Shareholders’ equity	20,235	19,847	18,953

(1)	These balances include our 50% proportionate share of the January 2, 2006, opening balances of our newly-formed joint venture RBC Dexia IS.
Q1 2006 vs Q1 2005
Total assets increased $63.8 billion, or 15%, from a year ago, largely attributable to increases in Interest-bearing deposits with banks, Total securities, Assets purchased under reverse repurchase agreements and securities borrowed and Total loans.
     Interest-bearing deposits with banks increased $4.1 billion largely due to the consolidation of our 50% proportionate share in RBC Dexia IS in the current quarter.
     Total securities increased $28.9 billion, or 21%, from a year ago as a result of an increase in our trading business to take advantage of market opportunities.
     Assets purchased under reverse repurchase agreements and securities borrowed increased $10.6 billion, or 29%, primarily due to our efforts to take advantage of market opportunities.
     Total loans increased $17.2 billion, or 10%, from a year ago as a result of increases in residential mortgages, personal loans and business and government loans which continue to be driven by a relatively low interest rate environment and high business and consumer confidence. This was partially offset by a decrease in credit card loans.
     Residential mortgages increased $9.1 billion, or 11%, from a year ago. This increase continues to be driven by a relatively low interest rate environment, continued sales efforts and a strong housing market. This growth has occurred despite $7.8 billion in securitizations over the last 12 months, of which $3.2 billion were securitized this quarter.
     Personal loans increased $3.6 billion, or 9%, reflecting continued growth in both secured and unsecured credit lines due to relatively low interest rates, strong consumer demand and higher home equity values.
     Credit cards decreased $1.3 billion, or 20%. This reflects the securitization of $2.4 billion of credit cards over the last 12 months, of which $1.2 billion were securitized this quarter. This was partially offset by year-over-year volume growth in credit cards from strong utilization and rising client average balances.
     Business and government loans increased by $5.9 billion, or 12%, reflecting the relatively low interest rate environment, businesses’ increased spending to support higher inventory levels and business from our new joint venture, RBC Dexia IS.
     Deposits increased $34.9 billion, or 12%, from a year ago, largely driven by growth in business, government and banks reflecting the shift in funding to support growth in equity trading.
     Other liabilities increased by $26.0 billion, or 23%. The growth was mainly a result of an increase in business activities related to repurchase agreements and securities sold short.
     Non-controlling interest in subsidiaries was $1.9 billion compared to $.1 billion in the prior year. The current quarter consists primarily of our interest in innovative capital instruments issued by RBC Capital Trust of $1.2 billion and our non-controlling interest in variable interest entities of $651 million.
     Shareholders’ equity increased $1.3 billion, or 7%, over the prior year on strong earnings growth, net of dividends. This increase in shareholders’ equity has supported our business growth and improved our capital ratios.
Q1 2006 vs Q4 2005
Total assets increased $18.4 billion, or 4%, from the previous quarter, largely attributable to increases in Interest-bearing deposits

ROYAL BANK OF CANADA FIRST QUARTER 2006   21
with banks, Total securities, Assets purchased under reverse repurchase agreements and securities borrowed and Total loans.
     Interest-bearing deposits with banks increased by $5.7 billion due to the consolidation of our 50% proportionate share in RBC Dexia IS in the current quarter.
     Total securities increased $5.2 billion, or 3%, primarily as a result of an increase in our trading business to take advantage of market opportunities.
     Assets purchased under reverse repurchase agreements and securities borrowed increased by $4.6 billion, or 11%, primarily due to efforts to take advantage of market opportunities.
     Total loans increased $2.3 billion, or 1%, (after securitizations of $3.2 billion in residential mortgages and $1.2 billion in credit cards) from the previous quarter due to increases in business and government, residential mortgages and personal loans. This increase reflects the relatively low interest rate environment and strong business and consumer spending.
     Deposits increased $8.0 billion, or 3%, mainly reflecting growth in deposits from banks in support of new business and increased activities.
     Shareholders’ equity increased $.4 billion, or 2%, over the prior quarter on strong earnings growth, net of dividends.
Share data

	January 31		October 31		January 31
	2006		2005		2005
	Number of		Number of		Number of
(C$ millions, except number of shares)	shares (000s)	Amount	shares (000s)	Amount	shares (000s)	Amount

First Preferred
Non-cumulative Series N (1)	12,000	$300	12,000	$300	12,000	$300
Non-cumulative Series O (1)	6,000	150	6,000	150	6,000	150
US$ Non-cumulative Series P	–	–	–	–	4,000	132
Non-cumulative Series S (1)	10,000	250	10,000	250	10,000	250
Non-cumulative Series W (1)	12,000	300	12,000	300	12,000	300

		$1,000		$1,000		$1,132

Common shares outstanding	645,491	$7,189	646,751	$7,170	644,824	$7,021
Treasury shares – preferred	(118)	(3)	(91)	(2)	–	–
Treasury shares – common	(3,112)	(199)	(3,526)	(216)	(5,094)	(312)
Stock options
Outstanding	18,148		18,241		22,249
Exercisable	15,429		14,432		18,315

(1)	As at January 31, 2006, the aggregate number of common shares issuable on the conversion of the First Preferred Shares Series N and O was approximately 3,544,000 and 1,789,000, respectively. As at January 31, 2006, the First Preferred Shares Series S and W were not yet convertible.
As at February 21, 2006, the number of outstanding common shares and stock options were 644,438,000 and 17,895,000, respectively. As at February 21, 2006, the number of other securities is unchanged from those disclosed as at January 31, 2006 in the above table. For further details, refer to Notes 17 and 18 on page 112 of our 2005 Annual Report.
CAPITAL MANAGEMENT
We actively manage our capital to balance the need to maintain strong capital ratios and high credit ratings with the desire to provide strong returns to our shareholders. In striving to achieve this balance, we consider the requirements of regulators, rating agencies, depositors and shareholders, as well as our future business plans, peer comparisons and our relative position to board-approved capital ratio goals. Additional considerations include the costs and terms of current and potential capital issuances and projected capital requirements.
     For further details, refer to pages 59 to 63 of our 2005 Annual Report.
Regulatory capital and capital ratios
Capital levels and capital ratios for Canadian banks are regulated pursuant to guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI), based on standards issued by the Bank of International Settlements.
     The following table presents our regulatory capital and our regulatory capital ratios.

	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2006	2005	2005

Tier 1 capital	$19,391	$18,901	$17,264
Total capital	26,103	25,813	23,794
Total risk-adjusted assets (1)	204,247	197,004	187,330
Capital ratios
Tier 1 capital ratio	9.5%	9.6%	9.2%
Total capital ratio	12.8%	13.1%	12.7%

(1)	Calculated by using guidelines issued by the OSFI.
Q1 2006 vs Q1 2005
Our Tier 1 and Total capital ratios remained strong at 9.5% and 12.8%, respectively. These ratios compared favourably to the Tier 1 capital ratio of 9.2% and Total capital ratio of 12.7% a year ago. The improvement was largely due to strong internal capital generation, the net impact of capital instruments issued and active balance sheet management, notwithstanding the strong growth in risk-adjusted assets.
Q1 2006 vs Q4 2005
The current quarter capital ratios decreased slightly from a Tier 1 capital ratio of 9.6% and Total capital ratio of 13.1% at the end of the previous quarter, primarily due to growth in risk-adjusted assets, notwithstanding the strong internal capital generation in the quarter. Compared to last quarter, risk-adjusted assets increased

22  ROYAL BANK OF CANADA FIRST QUARTER 2006
$7 billion including $3 billion RBC Dexia IS, which adversely affected our Tier 1 and Total capital ratios by 15 bps and 20 bps, respectively. Strong growth in residential mortgages and other loans, as well as an increase in the risk weighting for our deferred tax asset, also contributed to the increase.
Selected capital management activity

For the three
months ended
January 31
(C$ millions)	2006

Dividends
Preferred	$10
Common	412
Treasury shares net sales – common	17
Repurchase of common shares – normal course issuer bid program	(193)

We purchased 2.2 million shares in the quarter for a total of $193 million under our normal course issuer bid that expires on June 23, 2006. Under this program, we are permitted to repurchase up to 10 million of our common shares. Since the inception of the program on June 24, 2005, we have repurchased 4.2 million common shares.
     On February 13, 2006, we redeemed all our outstanding $125 million 5.50% subordinated debentures due February 13, 2011, for 100% of their principal amount plus accrued interest to February 13, 2006.
     We announced on December 9, 2005, our intention to redeem on April 26, 2006, all our $100 million 8.20% subordinated debentures due April 26, 2011, for 100 % of their principal amount plus accrued interest to the redemption date. The redemption will be financed out of our general corporate funds.
     On December 22, 2005, we announced our intention to issue, from time to time, up to US$6 billion of senior debt and subordinated debt under our U.S. shelf prospectus.
Economic Capital
Economic Capital is management’s quantification of risks associated with our business activities. Economic Capital is attributed to each business segment in proportion to management’s view of the risk inherent in the business activities. It provides directly comparable performance measurements through Return on equity (ROE) and Return on risk capital (RORC) which are described in detail in the Key financial measures (Non-GAAP) section. It also aids senior management in strategic planning and resource allocation decisions and serves as a reference point for the assessment of our aggregate risk appetite in relation to our financial resources, recognizing that factors outside the scope of Economic Capital must be taken into consideration. Economic Capital is defined as the capital required to remain solvent and in business even under extreme market conditions, given our desire to maintain an AA debt rating. Economic Capital represents the shareholders’ perspective and drives the optimization of shareholder returns in terms of risk and reward.
     Economic Capital is a non-GAAP measure and its calculation and attribution involves a number of assumptions and judgments. For further details, refer to page 62 of our 2005 Annual Report.
Economic Capital

	January 31	October 31	January 31
(C$ millions average balances)	2006	2005	2005

Credit risk	$5,500	$5,300	$4,950
Market risk (trading and non-trading)	2,400	2,350	2,000
Operational risk	2,300	2,400	2,400
Business and fixed asset risk	1,700	1,550	1,600
Insurance risk	250	200	200

Risk capital	$12,150	$11,800	$11,150
Goodwill and intangibles	4,450	4,650	4,950

Attributed capital (Economic Capital)	$16,600	$16,450	$16,100
Unattributed equity (1)	2,700	2,900	1,500

Common equity	$19,300	$19,350	$17,600

(1)	Common equity in excess of Economic Capital is reported in the Corporate Support segment.
Q1 2006 vs Q1 2005
Attributed Economic Capital increased $500 million from the previous year, largely due to increases in Credit risk and Market risk capital partially offset by a decrease in Goodwill and intangibles. The increases in Credit risk and Market risk capital were primarily due to higher credit exposures and increased business activities respectively, while the decrease in Goodwill and intangibles was primarily due to the impact of a stronger Canadian dollar on the translated value of US dollar-denominated balances and the sale of certain assets of RBC Mortgage Company.
Q1 2006 vs Q4 2005
Attributed Economic Capital increased $150 million from the previous quarter, largely due to increases in Credit risk, Business and fixed asset risk capital partially offset by decreases in Goodwill and intangibles and Operational risk capital. The increase in Credit risk capital was driven mainly by higher credit drawdowns of authorized amounts while the increases in Business and fixed asset risk capital were largely due to an increase in the fixed asset risk weights and an increase in business activities. Goodwill and intangibles decreased primarily due to the impact of a stronger Canadian dollar on the translated value of US dollar-denominated balances and the sale of certain assets of RBC Mortgage Company in the fourth quarter of 2005. Operational risk capital decreased, in part, due to a recalibration of calculation factors.
OFF-BALANCE SHEET ARRANGEMENTS
In the normal course of business, we engage in a variety of financial transactions that, under GAAP , are not recorded on our balance sheet. Off-balance sheet transactions are generally undertaken for risk management, capital management and/or funding management purposes for our benefit and the benefit of our clients. These transactions include derivative financial instruments, transactions with special purpose entities and issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit and liquidity and funding risk, which are discussed in the Risk management section. For a complete discussion of these types of arrangements, including their nature, business purpose, importance and significant financial impact see pages 63 to 66 of our 2005 Annual Report.
     During the first quarter of 2006, we securitized $3.2 billion in residential mortgage loans and $1.2 billion in credit card loans. We did not undertake any securitizations of commercial mortgage loans. Refer to Note 5 of our Interim Consolidated Financial Statements.
     A summary of the significant guarantees we have provided to third parties as of January 31, 2006, can be found in Note 10 of our Interim Consolidated Financial Statements. There are no significant differences from the prior quarter.

ROYAL BANK OF CANADA   FIRST QUARTER 2006 23
RISK MANAGEMENT
Sound risk management practices are fundamental to the long-term success of financial institutions. Our management of risk is a core competency supported by a strong risk management culture and an effective risk management framework. Risk management ensures risks being taken are within our risk appetite and are assessed from a risk/return perspective. This is achieved by taking an enterprise-wide risk management approach to the identification, measurement, control and reporting of significant risks facing the organization. For a further discussion, refer to pages 66 to 79 of our 2005 Annual Report.
CREDIT RISK
Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. It also refers to loss in market value due to the deterioration of a counterparty’s financial position. A counterparty may be an issuer, debtor, borrower, reinsurer or guarantor.
     Our risk appetite, in conjunction with a robust set of policies and procedures, guides the day-to-day management of credit risk exposure. In order to meet our corporate objectives, we aim to ensure earnings volatility and exposure to large single-name defaults are within our risk appetite, as agreed to by our Board of Directors, without jeopardizing our competitive position in the marketplace.
     While the process of managing credit risk is centralized from a strategic perspective, ownership and accountability resides within the business segments. For example, our risk adjudication function which is centralized within Group Risk Management, works closely with the business segments in order to ensure alignment between risk appetite and business strategies.
     For further details, refer to pages 68 to 72 of our 2005 Annual Report.
Credit quality performance
The following table presents our credit quality-related information.

	As at or for the three months ended
	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2006	2005	2005

Gross impaired loans (GIL)
Consumer	$354	$305	$292
Business and government	446	469	761

Total gross impaired loans	$800	$774	$1,053

Allowance for credit losses (ACL)
Consumer	$117	$113	$116
Business and government	168	169	308

Specific allowance	$285	$282	$424
General allowance	1,224	1,286	1,284

Total allowance for credit losses	$1,509	$1,568	$1,708

Provision for credit losses (PCL)
Consumer	$121	$121	$102
Business and government	(19)	(24)	(49)

Specific provision	$102	$97	$53
General provision	(55)	6	55

Total provision for credit losses	$47	$103	$108

Key credit quality ratios
GIL as a % of gross loans and acceptances	.40%	.39%	.58%
ACL as a % of gross impaired loans	189%	202%	162%
Specific PCL as a % of average loans and acceptances	.20%	.20%	.12%
Total net write-offs as a % of average loans and acceptances	.21%	.37%	.27%

Q1 2006 vs Q1 2005
Gross impaired loans
Gross impaired loans decreased $253 million, or 24%, from a year ago as a result of continued favourable business conditions and strong collection efforts on corporate and commercial accounts.
     Consumer gross impaired loans increased $62 million, or 21%, largely reflecting continued loan growth.
     Business and government gross impaired loans decreased $315 million, or 41%, mainly due to the favourable resolution of a number of corporate accounts in RBC Capital Markets. This decrease also contributed to the reduction in provisions in this segment.
Allowance for credit losses
Specific allowance for credit losses was down $139 million, or 33%, primarily attributable to lower specific allowances in the Business and government portfolio, while specific consumer allowances were comparable to that in the prior year. General allowance decreased $60 million, or 5%, largely due to a $50 million reversal of general allowance from RBC Capital Markets this quarter resulting from the continuing favourable credit environment and the strengthening of credit quality of the corporate loan portfolio.

24 ROYAL BANK OF CANADA   FIRST QUARTER 2006
Provision for credit losses
Total provision for credit losses decreased $61 million, or 56%, from a year ago. This decrease was primarily due to the $50 million reversal of the general allowance in the current quarter resulting from the continuing favourable credit environment and the strengthening of the credit quality of our corporate loan portfolio.
     Specific provision for credit losses for Consumer loans increased $19 million, or 19%, from last year. This increase largely reflected higher provisions in the personal loan portfolio due to portfolio growth.
     Business and government specific recovery of credit losses of $19 million in the current period reflected recoveries in our corporate loan portfolio that were partially offset by provisions in the small business loan portfolio. This compared to the recovery of credit losses of $49 million a year ago which primarily resulted from the transfer of $52 million from the specific allowance to the general allowance. This transfer resulted from the alignment of our enterprise-wide accounting treatment of credit losses.
     The $55 million reduction in general provision in the current quarter primarily reflected the $50 million reversal of the general allowance in RBC Capital Markets, in light of the continued favourable credit conditions and the strengthening of the credit quality of our corporate loan portfolio. The remaining $5 million reduction in the general provision was offset by an increase in specific provision reflecting the quarterly fluctuation of amounts allocated between specific and general allowance in accordance with local regulatory imposed requirements. These amounts were recorded in RBC U.S. and International Personal and Business and had no impact on the segment’s total provision for credit losses or earnings. This compared to a provision of $55 million a year ago which reflected the transfer from the specific allowance to the general allowance discussed previously.
Credit quality ratios
Our gross impaired loans, allowance for credit losses and total net write-off ratios improved from a year ago, reflecting the factors noted above. The specific provision for credit losses as a percentage of average loans and acceptances was .20% in the quarter compared to .12% a year ago which included the transfer of $52 million from the specific allowance to the general allowance discussed previously, and decreased the prior year ratio by .11%.
Q1 2006 vs Q4 2005
Gross impaired loans
Gross impaired loans increased $26 million, or 3%, from the previous quarter, primarily reflecting a higher level of impaired consumer loans which was partially offset by a decrease in impaired business loans.
Allowance for credit losses
Specific allowance for credit losses remained relatively stable, while the general allowance decreased $62 million, or 5%, primarily due to the $50 million reversal of general allowance in RBC Capital Markets this quarter as discussed.
Provision for credit losses
Total provision for credit losses decreased $56 million, or 54%, from the prior quarter. This decrease mainly reflected the $50 million reversal of the general allowance this quarter.
     Specific provisions for Consumer loans were comparable to the prior quarter as the increase in personal provisions was offset by the favourable effect of the higher level of securitized credit cards.
     The recovery of credit losses on the Business and government portfolio of $19 million in the current period largely reflected recoveries on corporate loans which were partially offset by a provision for small business loans. This compared to the prior quarter recovery of $24 million which included recoveries on the corporate and agriculture portfolios.
Credit quality ratios
Our gross impaired loans and allowance for credit losses ratios weakened slightly from the prior quarter, reflecting an increase in Consumer impaired loans and the reversal of general allowance due to continued improvements in our credit quality. The specific provision for credit losses as a percentage of average loans and acceptances was .20% in the quarter, the same as the prior quarter. Total net write-offs as a percent of average loans and acceptances decreased to .21% in the quarter, primarily reflecting lower write-offs in business and corporate loan portfolios, and higher corporate recoveries.
MARKET RISK
Market risk is the risk of loss that results from changes in interest rates, foreign exchange rates, equity prices and commodity prices. The level of market risk to which we are exposed varies depending on market conditions, expectations of future price and market movements, and the composition of our trading portfolio. We are exposed to market risk in our trading activities and asset and liability management activities. Trading market risk encompasses various risks associated with activities in the equity, foreign exchange, commodities, interest rate and credit markets. For further details, refer to pages 73 to 75 of our 2005 Annual Report.
Trading activities
We conduct trading activities over-the-counter and on exchanges in the spot, forward, futures and options markets, and we participate in structured derivative transactions. Market risks associated with trading activities are a result of market-making, positioning, and sales and arbitrage activities in the interest rate, foreign exchange, equity, commodities and credit markets. Our trading operation primarily acts as a market maker, executing transactions that meet the financial requirements of our clients and transferring the market risks to the broad financial market. We also act as principal and take proprietary market risk positions within the authorizations granted by our Board of Directors. The trading book consists of positions that are held for short-term resale, taken on with the intent of benefiting in the short term from actual or expected differences between their buying and selling prices or to lock in arbitrage profits. For further details, refer to pages 73 to 75 of our 2005 Annual Report. These policies, processes and methodologies have not changed materially from those stated in the 2005 Annual Report.

ROYAL BANK OF CANADA   FIRST QUARTER 2006 25
Global VAR by major risk category

	January 31, 2006				October 31, 2005				January 31, 2005
		Three months ended				Three months ended				Three months ended
(C$ millions)	As at	High	Average	Low	As at	High	Average	Low	As at	High	Average	Low

Equity	$7	$11	$8	$5	$7	$10	$7	$5	$5	$7	$5	$4
Foreign exchange	1	4	2	1	1	4	2	1	2	5	2	1
Commodities	1	2	1	1	1	2	1	–	–	–	–	–
Interest rate(1)	16	20	12	9	12	12	10	7	12	12	8	6
Debt specific(2)	3	4	2	2	2	3	1	1	2	2	1	1
Global VAR	$19	$25	$18	$13	$15	$16	$13	$11	$13	$13	$10	$8

(1)	Commodities reflect market risk for energy-related trading activities such as crude, heating oil, natural gas. Effective May 2005, these activities have been included in our models and reported alongside other Market risk trading activities. Prior to this period these activities had been subject to the standardized approach for capital allocation.

(2)	Also includes credit spread risk.
Average global Value-At-Risk (VAR) increased over the prior quarter largely in Interest rate and Equity VAR resulting from an increase in trading activity uniformly across all business lines. Additionally, risk positions in our individual trading businesses were temporarily more correlated in mid-January and contributed to an increase in total enterprise VAR in that period.
     There were no negative net trading losses in the quarter. The breadth of our trading activity is designed to diversify market risk to any particular strategy, and to reduce trading revenue volatility.

Asset and liability management activities
Traditional non-trading banking activities, such as deposit taking and lending, expose us to market risk, of which interest rate risk is the largest component. We have established policies that allow us to monitor, control and manage the exposure to this interest rate risk using economic value of equity risk and net interest income risk limits and other supplementary measures. More information on our market risk management policies and processes associated with our non-trading activities is detailed on page 75 of our 2005 Annual Report. These policies and procedures have not changed materially from those stated in the 2005 Annual Report.
     The following table shows the potential before-tax impact of an immediate and sustained 100 and 200 basis point increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. These measures are based upon assumptions made by senior management and validated by empirical research. All interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and our risk management initiatives. Over the course of the first quarter of 2006, our interest rate risk exposure was well within our target level.

	January 31		October 31		January 31
	2006		2005		2005
	Economic value	Net interest	Economic value	Net interest	Economic value	Net interest
(C$ millions)	of equity risk	income risk	of equity risk	income risk	of equity risk	income risk

Before-tax impact of: 100 bp increase in rates	$(376)	$107	$(435)	$106	$(402)	$68
100 bp decrease in rates	240	(188)	291	(181)	318	(144)
Before-tax impact of: 200 bp increase in rates	(789)	188	(920)	162	(865)	79
200 bp decrease in rates	385	(407)	461	(365)	532	(344)

26 ROYAL BANK OF CANADA FIRST QUARTER 2006
LIQUIDITY AND FUNDING RISK
The management of liquidity and funding risk is crucial to protecting our capital, maintaining market confidence and ensuring that we can expand into profitable business opportunities, as they arise. Our liquidity and funding management framework is designed to ensure we have access to reliable and cost-effective sources of cash to meet our current and prospective financial commitments. Our large base of stable core customer deposits combined with broad and diversified sources of wholesale funding are key components of our liquidity and funding risk management strategies.
     Liquidity and funding risk is managed dynamically, and exposures are continually measured, monitored and, as appropriate, mitigated. Two key measurements of our liquidity and funding management framework are (i) minimum levels of unencumbered and segregated liquid assets that can be immediately sold or pledged to meet extraordinary funding demands, and (ii) prudential limits on maximum net fund outflows over specified, shorter-term time horizons. During the quarter, we operated under normal conditions and were in compliance with these requirements. These and other elements of the liquidity and funding management framework are discussed in more detail on pages 75 to 77 of our 2005 Annual Report. There have been no material changes to our liquidity and funding management framework or levels of liquidity and funding risk since October 31, 2005.
     We consider our liquidity and funding position to be sound and adequate to meet our strategy. There are no known trends, demands, commitments, events or uncertainties that are presently viewed as likely to materially change our current liquidity and funding position.
Credit ratings
The following table presents our major credit ratings as at January 31, 2006.

As at January 31, 2006
Senior long-
	Short-term debt		term debt		Outlook

Moody’s Investors Services	P-1		Aa2		stable
Standard & Poor’s	A-1+		AA-		negative(1)
Fitch Ratings	F1+		AA		stable
Dominion Bond Rating Service	R-1(middle	)	AA(low	)	stable

(1)	On February 28, 2006, Standard & Poor’s Ratings Services revised its outlook on Royal Bank of Canada and its subsidiaries to stable from negative.
Our major credit ratings remain unchanged from October 31, 2005. These strong credit ratings support our ability to competitively access unsecured funding markets. Our ratings are among the highest categories assigned by the respective agencies to a Canadian bank (our current ratings are at par with, or at a one-notch premium to, our major Canadian banking peers).
     Credit ratings are not recommendations to purchase, sell or hold our securities inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.
Contractual obligations
In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments that affect our liquidity. Depending on the nature of these commitments, the obligations may be recorded on- and off-balance sheet. The following table provides a summary of our future contractual funding commitments.

	January 31					October 31
	2006					2005
(C$ millions) (1)	Within 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total	Total

Unsecured long-term funding	$7,699	$10,398	$5,523	$2,680	$26,300	$24,004
Subordinated debentures	–	–	142	7,974	8,116	8,167
Obligations under leases (2)	304	648	466	958	2,376	2,508

	8,003	11,046	6,131	11,612	36,792	34,679

(1)	Amount represent principal only and exclude accrued interest.

(2)	Substantially all of our lease commitments are operating.

ROYAL BANK OF CANADA   FIRST QUARTER 2006 27
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
CONSOLIDATED BALANCE SHEETS (unaudited)

	January 31	October 31	January 31
(C$ millions)	2006	2005	2005(1)

Assets

Cash and due from banks	$4,682	$5,001	$4,309

Interest-bearing deposits with banks	10,913	5,237	6,814

Securities
Trading account	131,551	125,760	99,248
Investment account	33,433	34,060	36,837
Loan substitute	674	675	675

	165,658	160,495	136,760

Assets purchased under reverse repurchase agreements and securities borrowed	47,564	42,973	36,932

Loans
Residential mortgage	91,776	91,043	82,654
Personal	41,337	41,045	37,753
Credit cards	5,468	6,200	6,817
Business and government	55,615	53,626	49,757

	194,196	191,914	176,981
Allowance for loan losses	(1,439)	(1,498)	(1,638)

	192,757	190,416	175,343

Other
Customers’ liability under acceptances	7,951	7,074	5,960
Derivative-related amounts	38,237	38,834	36,902
Premises and equipment	1,736	1,708	1,767
Goodwill	4,157	4,203	4,337
Other intangibles	704	409	522
Assets of operations held for sale	178	263	1,804
Other assets	13,337	12,908	12,579

	66,300	65,399	63,871

	$487,874	$469,521	$424,029

Liabilities and shareholders’ equity

Deposits
Personal	$111,880	$111,618	$113,097
Business and government	160,221	160,593	140,583
Bank	42,771	34,649	26,340

	314,872	306,860	280,020

Other
Acceptances	7,951	7,074	5,960
Obligations related to securities sold short	35,856	32,391	28,854
Obligations related to assets sold under repurchase agreements and securities loaned	28,841	23,381	16,802
Derivative-related amounts	42,668	42,592	41,248
Insurance claims and policy benefit liabilities	7,150	7,117	6,728
Liabilities of operations held for sale	37	40	59
Other liabilities	18,584	18,408	15,390

	141,087	131,003	115,041

Subordinated debentures	8,116	8,167	8,190

Trust capital securities	1,399	1,400	1,400

Preferred share liabilities	300	300	300

Non-controlling interest in subsidiaries	1,865	1,944	125

Shareholders’ equity
Preferred shares	700	700	832
Common shares(shares issued – 645,491,288; 646,750,772; and 644,824,165)	7,189	7,170	7,021
Contributed surplus	299	265	210
Retained earnings	14,284	13,704	12,628
Treasury shares – preferred (shares held – 118,400; 90,600; and nil)	(3)	(2)	–
– common (shares held – 3,111,940; 3,526,276; and 5,093,966)	(199)	(216)	(312)
Net foreign currency translation adjustments	(2,035)	(1,774)	(1,426)

	20,235	19,847	18,953

	$487,874	$469,521	$424,029

(1)	Comparative information has been restated as a result of the identification of discontinued operations.

28 ROYAL BANK OF CANADA FIRST QUARTER 2006
CONSOLIDATED STATEMENTS OF INCOME (unaudited)

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2006	2005	2005 (1)

Interest income
Loans	$2,970	$2,859	$2,560
Securities	1,444	1,271	1,099
Assets purchased under reverse repurchase agreements and securities borrowed	574	435	243
Deposits with banks	72	61	53

	5,060	4,626	3,955

Interest expense
Deposits	2,326	1,985	1,494
Other liabilities	862	775	659
Subordinated debentures	108	109	108

	3,296	2,869	2,261

Net interest income	1,764	1,757	1,694

Non-interest income
Insurance premiums, investment and fee income	858	798	773
Trading revenue	458	308	461
Investment management and custodial fees	315	340	291
Securities brokerage commissions	309	300	282
Service charges	294	306	277
Mutual fund revenue	261	259	225
Underwriting and other advisory fees	219	233	276
Card service revenue	145	152	142
Foreign exchange revenue, other than trading	96	118	92
Credit fees	56	48	52
Securitization revenue	49	83	86
Gain on sale of investment account securities	43	14	15
Other	111	99	107

Non-interest income	3,214	3,058	3,079

Total revenue	4,978	4,815	4,773

Provision for credit losses	47	103	108

Insurance policyholder benefits, claims and acquisition expense	652	740	582

Non-interest expense
Human resources	1,811	1,646	1,698
Equipment	231	245	228
Occupancy	182	190	180
Communications	146	174	151
Professional fees	137	170	114
Outsourced item processing	73	73	72
Amortization of other intangibles	14	(1)	19
Other	175	832	192

	2,769	3,329	2,654

Business realignment charges	—	40	2

Income from continuing operations before income taxes	1,510	603	1,427
Income taxes	332	90	443

Net income before non-controlling interest	1,178	513	984
Non-controlling interest in net income of subsidiaries	6	(30)	7

Net income from continuing operations	1,172	543	977
Net income (loss) from discontinued operations	(1)	(21)	2

Net income	$1,171	$522	$979

Preferred dividends	(10)	(11)	(8)
Net gain on redemption of preferred shares	—	4	—

Net income available to common shareholders	$1,161	$515	$971

Average number of common shares (in thousands)	642,167	644,214	638,681
Basic earnings per share (in dollars)	$1.81	$.80	$1.52
Basic earnings per share from continuing operations (in dollars)	$1.81	$.83	$1.52
Basic earnings (loss) per share from discontinued operations (in dollars)	$—	$(.03)	$—

Average number of diluted common shares (in thousands)	652,189	654,169	649,118
Diluted earnings per share(in dollars)	$1.78	$.79	$1.50
Diluted earnings per share from continuing operations (in dollars)	$1.78	$.82	$1.50
Diluted earnings (loss) per share from discontinued operations (in dollars)	$—	$(.03)	$—

Dividends per share (in dollars)	$.64	$.64	$.55

(1)	Comparative information has been restated as a result of the identification of discontinued operations.

ROYAL BANK OF CANADA FIRST QUARTER 2006 29
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2006	2005	2005(1)

Preferred shares
Balance at beginning of period	$700	$832	$532
Issued	–	–	300
Redeemed for cancellation	–	(132)	–

Balance at end of period	700	700	832

Common shares
Balance at beginning of period	7,170	7,126	6,988
Issued	43	65	44
Purchased for cancellation	(24)	(21)	(11)

Balance at end of period	7,189	7,170	7,021

Contributed surplus
Balance at beginning of period	265	254	169
Renounced stock appreciation rights	–	(4)	–
Stock-based compensation awards	(11)	14	(13)
Gain on redemption of preferred shares	–	7	–
Initial adoption of AcG 15, Consolidation of Variable Interest Entities	–	–	54
Other	45	(6)	–

Balance at end of period	299	265	210

Retained earnings
Balance at beginning of period	13,704	13,748	12,065
Net income	1,171	522	979
Preferred share dividends	(10)	(11)	(8)
Common share dividends	(412)	(414)	(352)
Premium paid on common shares purchased for cancellation	(169)	(141)	(53)
Issuance costs	–	–	(3)

Balance at end of period	14,284	13,704	12,628

Treasury shares – preferred
Balance at beginning of period	(2)	–	–
Net sales (purchases)	(1)	(2)	–

Balance at end of period	(3)	(2)	–

Treasury shares – common
Balance at beginning of period	(216)	(215)	(294)
Net sales (purchases)	17	(1)	36
Initial adoption of AcG-15, Consolidation of Variable Interest Entities	–	–	(54)

Balance at end of period	(199)	(216)	(312)

Net foreign currency translation adjustments
Balance at beginning of period	(1,774)	(1,503)	(1,556)
Unrealized foreign currency translation gain (loss)	(613)	(650)	419
Foreign currency gain (loss) from hedging activities	352	379	(289)

Balance at end of period	(2,035)	(1,774)	(1,426)

Shareholders’ equity at end of period	$20,235	$19,847	$18,953

(1)	Comparative information has been restated as a result of the identification of discontinued operations.

30     ROYAL BANK OF CANADA FIRST QUARTER 2006
CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2006	2005	2005 (1)

Cash flows from operating activities
Net income from continuing operations	$1,172	$543	$977
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	47	103	108
Depreciation	98	103	103
Business realignment charges	–	39	2
Business realignment payments	(27)	(30)	(14)
Future income taxes	21	(283)	(26)
Amortization of other intangibles	14	(1)	19
(Gain) loss on sale of premises and equipment	(5)	(6)	(4)
(Gain) loss on loan securitizations	11	(29)	(48)
(Gain) loss on sale of investment account securities	(43)	(14)	(15)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	33	203	240
Net change in accrued interest receivable and payable	13	153	(87)
Current income taxes	(35)	48	(192)
Derivative-related assets	597	(157)	1,995
Derivative-related liabilities	76	201	(953)
Trading account securities	(5,791)	(8,215)	(9,926)
Net change in brokers and dealers receivable and payable	(616)	2,193	990
Other	373	(556)	(1,894)

Net cash (used in) operating activities from continuing operations	(4,062)	(5,705)	(8,725)
Net cash from operating activities from discontinued operations	13	72	28

Net cash (used in) operating activities	(4,049)	(5,633)	(8,697)

Cash flows from investing activities
Change in interest-bearing deposits with banks	(5,676)	1,239	(547)
Change in loans, net of loan securitizations	(6,651)	(7,909)	(6,268)
Proceeds from loan securitizations	2,699	2,292	1,297
Proceeds from sale of investment account securities	3,678	3,391	9,207
Proceeds from maturity of investment account securities	7,043	5,314	5,632
Purchases of investment account securities	(8,415)	(4,536)	(12,191)
Change in loan substitute securities	1	–	26
Net acquisitions of premises and equipment	(118)	(88)	(133)
Net cash used in acquisitions	(242)	–	–
Change in assets purchased under reverse repurchase agreements and securities borrowed	(4,591)	1,498	10,017

Net cash from (used in) investing activities from continuing operations	(12,272)	1,201	7,040
Net cash from investing activities from discontinued operations	68	1,259	624

Net cash from (used in) investing activities	(12,204)	2,460	7,664

Cash flows from financing activities
Change in deposits	8,012	2,363	8,161
Issue of RBC Trust Capital Securities (RBC TruCS)	–	1,200	–
Repayment of subordinated debentures	–	(700)	–
Issue of preferred shares	–	–	300
Redemption of preferred shares for cancellation	–	(132)	–
Issuance costs	–	–	(3)
Issue of common shares	40	60	41
Purchase of common shares for cancellation	(193)	(162)	(64)
Net sales of treasury shares	16	4	6
Dividends paid	(425)	(404)	(340)
Dividends/distributions paid by subsidiaries to non-controlling interests	(66)	(6)	(1)
Change in obligations related to assets sold under repurchase agreements and securities loaned	5,460	2,383	(9,671)
Change in obligations related to securities sold short	3,465	(1,811)	3,849
Change in short-term borrowings of subsidiaries	(317)	190	(653)

Net cash from financing activities from continuing operations	15,992	2,985	1,625

Net cash from financing activities	15,992	2,985	1,625

Effect of exchange rate changes on cash and due from banks	(58)	(98)	6

Net change in cash and due from banks	(319)	(286)	598
Cash and due from banks at beginning of period	5,001	5,287	3,711

Cash and due from banks at end of period	$4,682	$5,001	$4,309

Supplemental disclosure of cash flow information
Amount of interest paid in period	$3,247	$2,623	$2,618
Amount of income taxes paid in period	$575	$522	$640

(1)	Comparative information has been restated as a result of the identification of discontinued operations.

ROYAL BANK OF CANADA FIRST QUARTER 2006  31
Notes to the interim consolidated financial statements (unaudited) (All tabular amounts are in millions of Canadian dollars, except per share amounts)
These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and follow the same accounting policies and methods described in our audited consolidated financial statements for the year ended October 31, 2005, except as described below. Under Canadian GAAP, additional disclosures are required in annual financial statements; therefore, these interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2005 and the accompanying notes included on pages 88 to 136 in our 2005 Annual Report. Certain comparative amounts have been reclassified to conform to the current period’s presentation.
Note 1: Significant accounting policies
Implicit Variable Interests
On November 1, 2005, we adopted Emerging Issues Committee Abstract No. 157, Implicit Variable Interests under AcG-15 (EIC-157). This EIC clarifies that implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. The implementation of this EIC did not have a material impact on our consolidated financial position or results of operations.
Future accounting changes
In 2005, the CICA issued three new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments – Recognition and Measurement, and Handbook Section 3865, Hedges. These standards will be effective for us on November 1, 2006. The impact of implementing these new standards on our consolidated financial position and results of operations is not yet determinable as it will be dependent on our outstanding positions and their fair values at the time of transition.
Comprehensive Income
As a result of adopting these standards, a new category, Accumulated Other Comprehensive Income, will be added to Shareholders’ Equity in the Consolidated Balance Sheets. Major components for this category will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments.
Financial Instruments – Recognition and Measurement
Under the new standard, all financial instruments will be classified as one of the following: Held-to-maturity, Loans and Receivables, Held-for-trading or Available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in Net Income. Financial assets held-to-maturity, loans and receivables, and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in Other Comprehensive Income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.
Hedges
This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk and recognized in Net Income. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in Other Comprehensive Income. The ineffective portion will be recognized in Net Income. The amounts recognized in Accumulated Other Comprehensive Income will be reclassified to Net Income in the periods in which Net Income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedging instruments will be recognized in Other Comprehensive Income.
Note 2: Business realignment charges
During the quarter, we continued to implement the additional cost-reduction activities identified during fiscal 2005 (the additional initiatives). The objectives of these initiatives are consistent with those approved by the Board of Directors in September 2004, in connection with our business realignment. The objectives of the business realignment were to reduce costs, accelerate revenue growth, and improve the efficiency of our operations in order to better serve our clients. We expect the majority of the additional initiatives to be completed during fiscal 2006 although the income-protection payments to terminated employees and certain lease obligations will extend beyond that time. Changes to the employee-related and premises-related charges since October 31, 2005, are set out in the following table:

	Employee-	Premises-
	related	related
	charges	charges	Total

Balance as at October 31, 2005 for continuing operations	$118	$–	$118
Other adjustments including foreign exchange translation	(1)	–	(1)
Cash payments	(27)	–	(27)

Balance as at January 31, 2006 for continuing operations	$90	$–	$90

Balance as at October 31, 2005 for discontinued operations	$1	$12	$13
Cash payments	(1)	(1)	(2)

Balance as at January 31, 2006 for discontinued operations	$–	$11	$11

Total balance as at January 31, 2006	$90	$11	$101

Our business realignment charges include the income-protection payments for terminated employees. For continuing operations, the number of employee positions identified for termination was 2,063 at January 31, 2006 (2,063 at October 31, 2005). As at January 31, 2006, 1,520 employees had been terminated of which 164 related to RBC Mortgage Company (1,442 and 164, respectively, at October 31, 2005).
     Our business realignment charges include the fair value of the remaining future lease obligations, net of anticipated sublease revenues, for the premises that we have vacated but for which we remain the lessee.
Note 3: Discontinued operations
On September 2, 2005, we completed the sale of RBC Mortgage Company (RBC Mortgage) to New Century Mortgage Corporation and Home123 Corporation (Home123), pursuant to which Home123 acquired certain assets of RBC Mortgage, including its branches, and hired substantially all of its employees.
     RBC Mortgage is in the process of disposing of its remaining assets and obligations that were not transferred to Home123. These are recorded separately on the Consolidated Balance Sheets as Assets of Operations Held for Sale and Liabilities of Operations Held for Sale, respectively. The operating results of RBC Mortgage have been classified as Discontinued Operations for all periods presented in the Consolidated Statements of Income. RBC Mortgage’s business realignment charges (refer to Note 2) have also been reclassified to Discontinued Operations.

32      ROYAL BANK OF CANADA FIRST QUARTER 2006
Note 4: Joint venture
On January 2, 2006, we combined our Institutional & Investor Services business (IIS), previously operated mainly through our wholly-owned subsidiaries Royal Trust Corporation of Canada, The Royal Trust Company, and RBC Global Services Australia Pty Limited, with the Dexia Funds Services business of Dexia Banque Internationale à Luxembourg (Dexia) in return for a 50% joint venture interest in a newly formed company known as RBC Dexia Investor Services (RBC Dexia IS). Under the agreement with Dexia, we contributed net assets with a carrying value of approximately $898 million, of which $84 million was related to IIS goodwill. We did not recognize a gain or loss on this transaction.
     RBC Dexia IS, which provides an integrated suite of products, including global custody, fund and pension administration, securities lending, shareholder services, analytics and other related services to institutional investors worldwide, is a holding company headquartered in London, United Kingdom. Operations of the joint venture are conducted mainly through RBC Dexia Investor Services Trust in Canada and RBC Dexia Investor Services Bank in Luxembourg and their respective subsidiaries and branches around the world.
     We have not recognized our proportionate share of revenues or expenses for the month of January 2006 as we report the results of RBC Dexia IS on a one-month lag basis. Our January 31, 2006 Consolidated Balance Sheet includes our proportionate share of RBC Dexia IS January 2, 2006 opening balance sheet, as summarized below:

As at January 31
2006

Assets(1)	$11,681
Liabilities	10,783

(1)	Included in assets is $75 million in goodwill, representing our 50% share of the amount reported on RBC Dexia IS opening balance sheet.
Along with Dexia, we provide certain operational services to RBC Dexia IS, which include administrative and technology support, human resources and others. In addition, both Dexia and we provide, on an equal basis, credit facilities to RBC Dexia IS to support its operations. These services and facilities are provided by us in the normal course of operations on terms similar to those offered to non-related parties.
Note 5: Securitizations
Securitization activity for the three months ended

	January 31		October 31		January 31
	2006 (1)		2005 (4)		2005 (5)
	Credit	Residential	Residential	Commercial	Residential
	card	mortgage	mortgage	mortgage	mortgage
	loans (2)	loans (3)	loans (3)	loans	loans (3)

Securitized and sold	$1,200	$1,533	$1,814	$479	$1,300
Net cash proceeds received	400	1,499	1,806	486	1,297
Asset backed securities purchased	794	–	–	–	–
Retained rights to future excess interest	9	20	30	–	51
Pre-tax gain (loss) on sale	3	(14)	22	7	48
Securities created and retained as investment securities	–	1,636	753	–	547

(1)	We did not securitize any commercial mortgage loans during the current period.

(2)	The net cash proceeds received represent gross cash proceeds of $1,200 million less funds used to purchase notes issued by the trust with a principal value of $800 million.

(3)	All residential mortgage loans securitized are government guaranteed.

(4)	We did not securitize any credit card loans during the three-month period ended October 31, 2005.

(5)	We did not securitize any credit card loans or commercial mortgage loans during the three-month period ended January 31, 2005.
The key assumptions used to value the retained interests at the date of securitization for activities during the three-month period ended January 31, 2006, are summarized below.
Key assumptions (1)

	Credit	Residential
	card	mortgage loans
	loans	Fixed rate

Expected weighted average life of prepayable receivables (in years)	.16	3.49
Payment rate	40.02%	18.00%
Excess spread, net of credit losses	5.13	.45
Expected credit losses	2.15	–
Discount rate	10.00	3.70

(1)	All rates are annualized except the payment rate for credit cards, which is monthly.
Note 6: Stock-based compensation
We prospectively adopted the fair value method of accounting recommended by the CICA in Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, for new awards granted after November 1, 2002. For awards granted before November 1, 2002, the pro forma effect of the fair value method is indicated in the following table:
Pro forma net income and earnings per share

	For the three months ended
	Reported (1)	Reported		Pro forma
	January 31	October 31	January 31	October 31	January 31
	2006	2005	2005	2005	2005
Net income from continuing operations	$1,172	$543	$977	$540	$972
Net income (loss) from discontinued operations (2)	(1)	(21)	2	(21)	2

Net income	1,171	522	979	519	974

Basic earnings (loss) per share
From continuing operations	$1.81	$.83	$1.52	$.83	$1.51
From discontinued operations	–	(.03)	–	(.03)	–

Total	$1.81	$.80	$1.52	$.80	$1.51

Diluted earnings (loss) per share
From continuing operations	$1.78	$.82	$1.50	$.82	$1.49
From discontinued operations	–	(.03)	–	(.03)	–

Total	$1.78	$.79	$1.50	$.79	$1.49

(1)	All awards granted prior to adopting the fair value method of accounting fully vested during the quarter; therefore, there are no pro forma results to disclose.

(2)	Refer to Note 3.

ROYAL BANK OF CANADA FIRST QUARTER 2006      33
Note 7: Pension and other postemployment benefits

	For the three months ended
	January 31	October 31	January 31
	2006	2005	2005

Pension benefit expense	$99	$83	$89
Other postemployment benefit expense	33	52	49

Note 8: Significant capital transactions
On December 22, 2005, we announced our intention to issue, from time to time, up to US$6 billion of senior debt and subordinated debt in the United States.
     On December 9, 2005, we announced our intention to redeem all of our outstanding $125 million 5.50% subordinated debentures due February 13, 2011, and all of our outstanding $100 million 8.20% subordinated debentures due April 26, 2011, for 100% of their principal amount plus accrued interest. The redemptions will occur on February 13, 2006 and April 26, 2006, respectively, and will be financed out of our general corporate funds.
     On June 20, 2005, we announced the renewal of our normal course issuer bid to purchase for cancellation up to 10 million of our common shares through the facilities of Toronto Stock Exchange. Under this bid, purchases may be made for a one-year period commencing on June 24, 2005. During the quarter, we purchased 2,201,500 common shares at an average cost of $87.78 (for the quarter ended October 31, 2005, we purchased 1,950,000 common shares at an average cost of $83.50) and since the inception of this bid, we have purchased 4,151,500 common shares at an average cost of $85.77.
Note 9: Earnings per share

	For the three months ended
	January 31	October 31	January 31
	2006	2005	2005

Basic earnings per share
Net income from continuing operations	$1,172	$543	$977
Net income (loss) from discontinued operations (1)	(1)	(21)	2

Net income	1,171	522	979

Preferred share dividends	(10)	(11)	(8)
Net gain on redemption of preferred shares	–	4	–

Net income available to common shareholders	$1,161	$515	$971

Average number of common shares (in thousands)	642,167	644,214	638,681

Basic earnings (loss) per share
Continuing operations	$1.81	$.83	$1.52
Discontinued operations	–	(.03)	–

Total	$1.81	$.80	$1.52

Diluted earnings per share
Net income available to common shareholders	$1,161	$515	$971

Average number of common shares (in thousands)	642,167	644,214	638,681
Stock options (2)	7,187	7,027	5,806
Issuable under other stock-based compensation plans	2,835	2,928	4,631

Average number of diluted common shares (in thousands)	652,189	654,169	649,118

Diluted earnings (loss) per share
Continuing operations	$1.78	$.82	$1.50
Discontinued operations	–	(.03)	–

Total	$1.78	$.79	$1.50

(1)	Refer to Note 3.

(2)	The dilutive effect of stock options was calculated using the treasury stock method. For each of the three-month periods ended January 31, 2006, October 31, 2005 and January 31, 2005, no option was outstanding with an exercise price exceeding the average market price of our common shares.
Note 10: Guarantees and contingencies
Guarantees
In the normal course of business, we enter into numerous agreements that may contain features that meet the definition of a guarantee pursuant to CICA Accounting Guideline 14, Disclosure of Guarantees (AcG-14). The maximum potential amount of future payments represents the maximum risk of loss if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.
     The following table summarizes significant guarantees that we have provided to third parties:
Maximum potential amount of future payments

	As at
	January 31	October 31	January 31
	2006	2005	2005

Securities lending indemnifications (1)	$–	$32,550	$25,359
Backstop liquidity facilities	33,534	29,611	25,378
Credit derivatives and written put options (2)	26,505	28,662	37,105
Financial standby letters of credit and performance guarantees	14,678	14,417	14,041
Stable value products (2)	13,256	12,567	7,522
Credit enhancements	3,692	3,179	4,626
Mortgage loans sold with recourse (3)	296	388	260

(1)	Substantially all of our securities lending activities are now transacted through our new joint venture, RBC Dexia IS. As at January 31, 2006, RBC Dexia IS securities lending indemnifications totalled $36,124 million; we are exposed to 50% of this amount.

(2)	The notional amount of the contract approximates the maximum potential amount of future payments.

(3)	As at January 31, 2006, approximately $82 million relates to discontinued operations (October 31, 2005 – $174 million; January 31, 2005 – $257 million). Refer to Note 3. The October 31, 2005 amount has been revised to include the $174 million.

34      ROYAL BANK OF CANADA FIRST QUARTER 2006
     The current carrying amount of our liability for credit derivatives, written put options and stable value products as at January 31, 2006 was $351 million ($465 million as at October 31, 2005 and $162 million as at January 31, 2005) and this amount was included in Other— Derivative-related Amounts on our Consolidated Balance Sheets. The current carrying amount of our liability for other significant guarantees we have provided to third parties was $17 million as at January 31, 2006 ($16 million as at October 31, 2005 and $17 million as at January 31, 2005).
     Refer to Note 25 of our 2005 Annual Report for further information on the above guarantees and a description of our obligations under certain indemnification agreements.
Enron Corp. (Enron) litigation
A purported class of purchasers of Enron who publicly traded equity and debt securities between January 9, 1999, and November 27, 2001, has named Royal Bank of Canada and certain related entities as defendants in an action entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). This case has been consolidated with the lead action entitled Newby v. Enron Corp., which is the main consolidated purported Enron shareholder class action wherein similar claims have been made against numerous other financial institutions, law firms, accountants, and certain current and former officers and directors of Enron. In addition, Royal Bank of Canada and certain related entities have been named as defendants in six Enron-related cases, which are filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. Royal Bank of Canada is also a third-party defendant in cases in which Enron’s accountants, Arthur Andersen LLP, filed third-party claims against a number of parties, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in these actions.
     We review the status of these matters on an ongoing basis and will exercise our judgment in resolving them in such manner as we believe to be in our best interests. As with any litigation, there are significant uncertainties surrounding the timing and outcome. Uncertainty is exacerbated as a result of the large number of cases, the multiple defendants in many of them, the novel issues presented, and the current difficult litigation environment. Although it is not possible to predict the ultimate outcome of these lawsuits, the timing of their resolution or our exposure, during the fourth quarter of 2005, we established a litigation reserve of $591 million (US$500 million) or $326 million after-tax (US$276 million). We believe the ultimate resolution of these lawsuits and other proceedings, while not likely to have a material adverse effect on our consolidated financial position, may be material to our operating results for the particular period in which the resolution occurs, notwithstanding the reserve established in the fourth quarter of 2005. We will continue to vigorously defend ourselves in these cases.
Other
Various other legal proceedings are pending that challenge certain of our practices or actions. We consider that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.
Note 11: Results by business segment
Quarterly earnings

	RBC Canadian			RBC U.S. and International
	Personal and Business			Personal and Business			RBC Capital Markets
	Q1/06	Q4/05	Q1/05	Q1/06	Q4/05	Q1/05	Q1/06	Q4/05	Q1/05

Net interest income	$1,428	$1,410	$1,276	$279	$277	$268	$120	$114	$186
Non-interest income	1,870	1,823	1,710	459	431	432	851	789	884

Total revenue	3,298	3,233	2,986	738	708	700	971	903	1,070
Provision for (recovery of) credit losses	142	138	103	10	4	14	(85)	(25)	(2)
Insurance policyholder benefits, claims and acquisition expense	652	740	582	—	—	—	—	—	—
Non-interest expense	1,502	1,511	1,415	594	536	546	682	1,247	700
Business realignment charges (reversal)	—	6	—	—	(2)	—	—	1	—

Net income (loss)before income taxes	1,002	838	886	134	170	140	374	(320)	372
Income taxes	333	334	289	31	34	38	55	(228)	102
Non-controlling interest	—	—	—	2	1	4	(11)	(32)	7

Net income (loss) from continuing operations	669	504	597	101	135	98	330	(60)	263
Net income (loss) from discontinued operations	—	—	—	(1)	(21)	2	—	—	—

Net income (loss)	$669	$504	$597	$100	$114	$100	$330	$(60)	$263

	Corporate Support			Total
	Q1/06	Q4/05	Q1/05	Q1/06	Q4/05	Q1/05

Net interest income	$(63)	$(44)	$(36)	$1,764	$1,757	$1,694
Non-interest income	34	15	53	3,214	3,058	3,079

Total revenue	(29)	(29)	17	4,978	4,815	4,773
Provision for (recovery of) credit losses	(20)	(14)	(7)	47	103	108
Insurance policyholder benefits, claims and acquisition expense	—	—	—	652	740	582
Non-interest expense	(9)	35	(7)	2,769	3,329	2,654
Business realignment charges	—	35	2	—	40	2

Net income (loss)before income taxes	—	(85)	29	1,510	603	1,427
Income taxes	(87)	(50)	14	332	90	443
Non-controlling interest	15	1	(4)	6	(30)	7

Net income (loss) from continuing operations	72	(36)	19	1,172	543	977
Net income (loss) from discontinued operations	—	—	—	(1)	(21)	2

Net income (loss)	$72	$(36)	$19	$1,171	$522	$979

We have organized our operations into the following three business segments for management purposes: RBC Canadian Personal and Business consists of banking and investments in Canada, and our global insurance businesses; RBC U.S. and International Personal and Business consists of our banking and retail brokerage businesses in the U.S., banking in the Caribbean and private banking internationally; and RBC Capital Markets includes corporate, commercial and investment banking, securities custody and transaction processing.
     Our business segments’ results reflect revenue and expenses associated with conducting their business. The expenses may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting model that uses assumptions, estimates and methodologies for allocating overhead costs and indirect expenses to our business segments and that assists in the attribution of capital and the transfer pricing of funds to our business segments in a manner that fairly and consistently measures and aligns the economic costs with the underlying benefits and risks of that specific business segment. Activities and business conducted between our business segments are generally at market rates. All other enterprise level activities that are not allocated to our three business segments are reported under our fourth segment, Corporate Support.
     Our assumptions and methodologies used in our management reporting model are periodically reviewed by management to ensure they remain valid. The capital attribution methodologies involve a number of assumptions and estimates that are revised periodically. During the quarter, we implemented certain revisions to our transfer pricing methodologies which are reflected in the comparative results presented.

ROYAL BANK OF CANADA            FIRST QUARTER 2006 35
Note 12: Variable interest entities
We administer multi-seller asset-backed commercial paper conduit programs (multi-seller conduits) which purchase financial assets from clients and finance those purchases by issuing asset-backed commercial paper. The multi-seller conduits are not consolidated under CICA Accounting Guideline 15, Consolidation of Variable Interest Entities as we are not the Primary Beneficiary. However, we do hold a significant variable interest in these multi-seller conduits through our provision of back-stop liquidity facilities and partial credit enhancement and our entitlement to residual fees.
     As a result of increased activity during the quarter, the total assets of our multi-seller conduits was $34 billion as at January 31, 2006 (October 31, 2005 —$29 billion), and our maximum exposure to loss increased to $34 billion (October 31, 2005 — $29 billion).
Note 13: Reconciliation of Canadian and United States generally accepted accounting principles
The Consolidated Financial Statements are prepared in accordance with Subsection 308 of the Bank Act (Canada), which states that except as otherwise specified by the Office of the Superintendent of Financial Institutions Canada (OSFI), the financial statements are to be prepared in accordance with Canadian GAAP. As required by the U.S. Securities and Exchange Commission (SEC), material differences between Canadian and United States GAAP are quantified below.

Condensed Consolidated Balance Sheets

	As at January 31			As at October 31			As at January 31
		2006			2005			2005
	Canadian		U.S.	Canadian		U.S.	Canadian		U.S.
	GAAP	Differences	GAAP	GAAP	Differences	GAAP	GAAP	Differences	GAAP

Assets
Cash and due from banks	$4,682	$(4)	$4,678	$5,001	$–	$5,001	$4,309	$–	$4,309

Interest-bearing deposits with banks	10,913	(4,634)	6,279	5,237	(32)	5,205	6,814	(34)	6,780

Securities
Trading account	131,551	(1,722)	129,829	125,760	(977)	124,783	99,248	(621)	98,627
Investment account	33,433	(33,433)	–	34,060	(34,060)	–	36,837	(36,837)	–
Loan substitute	674	(674)	–	675	(675)	–	675	(675)	–
Available for sale	–	33,877	33,877	–	34,729	34,729	–	37,921	37,921

	165,658	(1,952)	163,706	160,495	(983)	159,512	136,760	(212)	136,548

Assets purchased under reverse repurchase agreements and securities borrowed	47,564	(926)	46,638	42,973	–	42,973	36,932	–	36,932

Loans (net of allowance for loan losses)	192,757	(868)	191,889	190,416	939	191,355	175,343	985	176,328

Other
Customers’ liability under acceptances	7,951	–	7,951	7,074	–	7,074	5,960	–	5,960
Derivative-related amounts	38,237	1,055	39,292	38,834	1,157	39,991	36,902	1,289	38,191
Premises and equipment	1,736	(70)	1,666	1,708	(33)	1,675	1,767	(25)	1,742
Goodwill	4,157	(70)	4,087	4,203	45	4,248	4,337	45	4,382
Other intangibles	704	(10)	694	409	–	409	522	–	522
Reinsurance recoverables	–	1,181	1,181	–	1,190	1,190	–	1,687	1,687
Separate account assets	–	115	115	–	105	105	–	107	107
Assets of operations held for sale	178	–	178	263	–	263	1,804	(2)	1,802
Other assets	13,337	32,268	45,605	12,908	26,917	39,825	12,579	20,854	33,433

	66,300	34,469	100,769	65,399	29,381	94,780	63,871	23,955	87,826

	$487,874	$26,085	$513,959	$469,521	$29,305	$498,826	$424,029	$24,694	$448,723

Liabilities and shareholders’ equity Deposits	$314,872	$(9,663)	$305,209	$306,860	$28	$306,888	$280,020	$331	$280,351

Other
Acceptances	7,951	–	7,951	7,074	–	7,074	5,960	–	5,960
Obligations related to securities sold short	35,856	(1,094)	34,762	32,391	1,647	34,038	28,854	(1,066)	27,788
Obligations related to assets sold under repurchase agreements and securities loaned	28,841	(922)	27,919	23,381	–	23,381	16,802	–	16,802
Derivative-related amounts	42,668	541	43,209	42,592	579	43,171	41,248	788	42,036
Insurance claims and policy benefit liabilities	7,150	2,669	9,819	7,117	2,643	9,760	6,728	3,051	9,779
Separate account liabilities	–	115	115	–	105	105	–	107	107
Liabilities of operations held for sale	37	–	37	40	–	40	59	–	59
Other liabilities	18,584	34,210	52,794	18,408	23,916	42,324	15,390	20,819	36,209

	141,087	35,519	176,606	131,003	28,890	159,893	115,041	23,699	138,740

Subordinated debentures	8,116	281	8,397	8,167	407	8,574	8,190	430	8,620
Trust capital securities	1,399	(1,399)	–	1,400	(1,400)	–	1,400	(1,400)	–
Preferred share liabilities	300	(300)	–	300	(300)	–	300	(300)	–
Non-controlling interest in subsidiaries	1,865	1,381	3,246	1,944	1,434	3,378	125	1,400	1,525
Shareholders’ equity	20,235	266	20,501	19,847	246	20,093	18,953	534	19,487

	$487,874	$26,085	$513,959	$469,521	$29,305	$498,826	$424,029	$24,694	$448,723

36 ROYAL BANK OF CANADA            FIRST QUARTER 2006

Condensed Consolidated Statements of Income

	For the three months ended
	January 31	October 31	January 31
	2006	2005	2005

Net income from continuing operations, Canadian GAAP	$1,172	$543	$977
Differences:
Net interest income
Derivative instruments and hedging activities	7	8	4
Liabilities and equity	28	29	28
Non-interest income
Insurance accounting	(140)	(145)	(166)
Derivative instruments and hedging activities	(33)	4	4
Reclassification of securities	3	27	–
Limited partnerships	(1)	(3)	(2)
Joint ventures	(40)	(47)	(37)
Other	(4)	–	(4)
Provision for (recovery of) credit losses
Joint ventures	(1)	–	–
Insurance policyholder benefits, claims and acquisition expense
Insurance accounting	102	51	234
Non-interest expense
Stock appreciation rights	6	7	–
Insurance accounting	16	19	17
Joint ventures	30	33	29
Income taxes and net difference in income taxes due to the above items	22	26	(23)
Non-controlling interest in net income of subsidiaries
Liabilities and equity	(25)	(25)	(25)

Net income from continuing operations, U.S. GAAP	$1,142	$527	$1,036

Net income (loss) from discontinued operations, Canadian GAAP	$(1)	$(21)	$2
Difference – Other	–	3	3

Net income (loss) from discontinued operations, U.S. GAAP	$(1)	$(18)	$5

Net income, U.S. GAAP	$1,141	$509	$1,041

Basic earnings per share (1)
Canadian GAAP	$1.81	$.80	$1.52
U.S. GAAP	$1.75	$.77	$1.61
Basic earnings per share from continuing operations
Canadian GAAP	$1.81	$.83	$1.52
U.S. GAAP	$1.75	$.80	$1.60
Basic earnings (loss) per share from discontinued operations
Canadian GAAP	–	$(.03)	–
U.S. GAAP	–	$(.03)	$.01
Diluted earnings per share (1)
Canadian GAAP	$1.78	$.79	$1.50
U.S. GAAP	$1.72	$.76	$1.58
Diluted earnings per share from continuing operations
Canadian GAAP	$1.78	$.82	$1.50
U.S. GAAP	$1.72	$.79	$1.57
Diluted earnings (loss) per share from discontinued operations
Canadian GAAP	–	$(.03)	–
U.S. GAAP	–	$(.03)	$.01

(1)	Two-class method of calculating earnings per share: The impact of calculating earnings per share using the two-class method reduced U.S. GAAP basic and diluted earnings per share for the three-month period ended January 31, 2006 by one cent each. For all other periods presented, this method reduced basic and diluted earnings per share by less than one cent each.

ROYAL BANK OF CANADA            FIRST QUARTER 2006 37

Condensed Consolidated Statements of Cash Flows

	For the three months ended
	January 31	October 31	January 31
	2006	2005	2005

Cash flows from operating activities, Canadian GAAP	$(4,049)	$(5,633)	$(8,697)
Net income from continuing operations	(30)	(16)	59
Adjustment to determine net cash from (used in) operating activities
Depreciation	(4)	(1)	(1)
Business realignment charges	(4)	–	–
Future income taxes	51	(180)	33
Writedown and amortization of goodwill and other intangibles	–	–	(3)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	26	41	(30)
Net change in accrued interest receivable and payable	80	(123)	78
Derivative-related assets	102	157	(91)
Derivative-related liabilities	(38)	(211)	119
Trading account securities	745	2,173	(1,066)
Reinsurance recoverable	(9)	(18)	(14)
Net change in brokers and dealers receivable and payable	2,014	(4,107)	(900)
Other	2,821	1,237	1,275

Net cash from (used in) operating activities from continuing operations, U.S. GAAP	1,705	(6,681)	(9,238)

Net cash (used in) operating activities from discontinued operations, U.S. GAAP	–	(3)	–

Net cash from (used in) operating activities, U.S. GAAP	1,705	(6,684)	(9,238)

Cash flows from investing activities, Canadian GAAP	(12,204)	2,460	7,664
Change in interest-bearing deposits with banks	4,602	–	50
Change in loans, net of loan securitizations	1,807	32	(18)
Proceeds from sale of investment account securities	(3,678)	(3,391)	(9,207)
Proceeds from maturity of investment account securities	(7,043)	(5,314)	(5,632)
Purchases of investment account securities	8,415	4,536	12,191
Proceeds from sale of available for sale securities	3,678	3,391	9,233
Proceeds from maturity of available for sale securities	7,044	5,314	5,632
Purchases of available for sale securities	(8,073)	(4,140)	(12,230)
Change in loan substitute securities	(1)	–	(26)
Net acquisitions of premises and equipment	(77)	(84)	(132)
Change in assets purchased under reverse repurchase agreements	926	–	–

Net cash from (used in) investing activities, U.S. GAAP	(4,604)	2,804	7,525

Cash flows from financing activities, Canadian GAAP	15,992	2,985	1,625
Change in deposits	(8,012)	(2,363)	(8,161)
Change in deposits — Canada	(6,267)	6,475	3,372
Change in deposits — International	4,588	(4,168)	5,404
Issue of RBC Trust Capital Securities (RBC TruCS)	–	(1,200)	–
Issuance costs	–	3	–
Issue of common shares	–	(1)	–
Net sales of treasury shares	–	30	–
Dividends paid	(4)	(3)	(4)
Change in obligations related to assets sold under repurchase agreements	(922)	–	–
Dividends/distributions paid by subsidiaries to non-controlling interests	–	–	(51)
Change in obligations related to securities sold short	(2,741)	1,934	124
Change in short-term borrowings of subsidiaries	–	–	(4)

Net cash from financing activities, U.S. GAAP	$2,634	$3,692	$2,305

Effect of exchange rate changes on cash and due from banks	$(58)	$(98)	$6

Net change in cash and due from banks	(323)	(286)	598
Cash and due from banks at beginning of period	$5,001	$5,287	$3,711

Cash and due from banks at end of period, U.S. GAAP	$4,678	$5,001	$4,309

Accumulated Other Comprehensive Income (loss), net of income taxes (1)

	January 31	October 31	January 31
	2006	2005	2005

Unrealized gains and losses on available for sale securities	$50	$83	$245
Unrealized foreign currency translation gains and losses, net of hedging activities	(2,025)	(1,768)	(1,419)
Gains and losses on derivatives designated as cash flow hedges	(82)	(165)	(256)
Additional pension obligation	(313)	(313)	(67)

Accumulated other comprehensive income (loss), net of income taxes	$(2,370)	$(2,163)	$(1,497)

(1)	Accumulated Other Comprehensive Income is a separate component of Shareholders’ Equity under U.S. GAAP.

38 ROYAL BANK OF CANADA FIRST QUARTER 2006
Consolidated Statements of Comprehensive Income

	For the three months ended
	January 31	October 31	January 31
	2006	2005	2005

Net income, U.S. GAAP	$1,141	$509	$1,041
Other comprehensive income
Changes in unrealized gains and losses on available for sale securities(1)	(33)	(149)	67
Changes in unrealized foreign currency translation gains and losses	(609)	(649)	421
Impact of hedging unrealized foreign currency translation gains and losses(2)	352	379	(289)
Changes in gains and losses on derivatives designated as cash flow hedges(3)	42	67	(89)
Reclassification to earnings of gains and losses of cash flow hedges(4)	41	44	25
Additional pension obligation(5)	–	(246)	–

Total comprehensive income (loss)	$934	$(45)	$1,176

(1)	Excludes income taxes (recovery) of $(18) million (October 31, 2005 – $(86) million, January 31, 2005 – $38 million).

(2)	Excludes income taxes (recovery) of $173 million (October 31, 2005 – $189 million, January 31, 2005 – $(145) million).

(3)	Excludes income taxes (recovery) of $23 million (October 31, 2005 – $36 million, January 31, 2005 – $(47) million).

(4)	Excludes income taxes of $21 million (October 31, 2005 – $23 million, January 31, 2005 – $13 million).

(5)	Excludes income tax(recovery) of $(132) million for October 31, 2005.
Significant balance sheet reconciling items
The following tables present the increases or (decreases) in assets, liabilities and equity by significant reconciling items between U.S. and Canadian GAAP. For a complete discussion of U.S. and Canadian GAAP differences, refer to Note 29 on pages 127 to 136 of our 2005 Annual Report.

	Derivative					Stock		Additional				Guarantees, loan
	instruments and		Insurance	Reclassification	Limited	appreciation	Liabilities	pension	Trade date	Non-cash		commitments and
	hedging activities	Joint ventures	accounting	of securities	partnerships	rights	and equity	obligation	accounting	collateral	Right of offset	other minor items	Total
As at January 31, 2006

Assets
Cash and due from banks	$–	(4)	–	–	–	–	–	–	–	–	–	–	$(4)
Interest-bearing deposits with banks	$(35)	(4,599)	–	–	–	–	–	–	–	–	–	–	$(4,634)
Securities	$–	(274)	–	193	(142)	–	–	–	(1,692)	–	–	(37)	$(1,952)
Assets purchased under reverse repurchase agreements and securities borrowed	$–	(926)	–	–	–	–	–	–	–	–	–	–	$(926)
Loans	$42	(1,775)	–	–	–	–	–	–	–	–	865	–	$(868)
Other assets	$706	(3,281)	2,800	(68)	128	(19)	–	167	13,378	20,522	–	136	$34,469
Liabilities and shareholders’equity
Deposits	$(82)	(9,581)	–	–	–	–	–	–	–	–	–	–	$(9,663)
Other liabilities	$473	(1,252)	2,710	–	–	(50)	(8)	480	11,686	20,522	865	93	$35,319
Subordinated debentures	$281	–	–	–	–	–	–	–	–	–	–	–	$281
Trust capital securities	$–	–	–	–	–	–	(1,399)	–	–	–	–	–	$(1,399)
Preferred share liabilities	$–	–	–	–	–	–	(300)	–	–	–	–	–	$(300)
Non-controlling interest in subsidiaries	$–	(26)	–	–	–	–	1,407	–	–	–	–	–	$1,381
Shareholders’ equity	$41	–	90	125	(14)	31	300	(313)	–	–	–	6	$266

As at October 31, 2005

Assets
Interest-bearing deposits with banks	$(32)	–	–	–	–	–	–	–	–	–	–	–	$(32)
Securities	$–	–	–	165	(140)	–	–	–	(977)	–	–	(31)	$(983)
Loans	$42	–	–	–	–	–	–	–	–	–	897	–	$939
Other assets	$813	(74)	2,819	(61)	127	(17)	–	167	9,143	16,339	–	125	$29,381
Liabilities and shareholders’ equity
Deposits	$28	–	–	–	–	–	–	–	–	–	–	–	$28
Other liabilities	$416	(74)	2,661	–	–	(45)	(34)	480	8,166	16,339	897	84	$28,890
Subordinated debentures	$407	–	–	–	–	–	–	–	–	–	–	–	$407
Trust capital securities	$–	–	–	–	–	–	(1,400)	–	–	–	–	–	$(1,400)
Preferred share liabilities	$–	–	–	–	–	–	(300)	–	–	–	–	–	$(300)
Non-controlling interest in subsidiaries	$–	–	–	–	–	–	1,434	–	–	–	–	–	$1,434
Shareholders’ equity	$(28)	–	158	104	(13)	28	300	(313)	–	–	–	10	$246

As at January 31, 2005

Assets
Interest-bearing deposits with banks	$(34)	–	–	–	–	–	–	–	–	–	–	–	$(34)
Securities	$–	–	–	488	(107)	–	–	–	(777)	–	206	(22)	$(212)
Loans	$43	–	–	–	–	–	–	–	–	–	942	–	$985
Other assets	$1,088	(93)	3,243	(175)	99	(10)	–	35	10,076	9,570	–	122 (1)	$23,955
Liabilities and shareholders’ equity
Deposits	$133	–	–	–	–	–	–	–	–	–	198	–	$331
Other liabilities	$708	(93)	3,104	–	–	(26)	–	102	9,299	9,570	950	85	$23,699
Subordinated debentures	$430	–	–	–	–	–	–	–	–	–	–	–	$430
Trust capital securities	$–	–	–	–	–	–	(1,400)	–	–	–	–	–	$(1,400)
Preferred share liabilities	$–	–	–	–	–	–	(300)	–	–	–	–	–	$(300)
Non-controlling interest in subsidiaries	$–	–	–	–	–	–	1,400	–	–	–	–	–	$1,400
Shareholders’ equity	$(174)	–	139	313	(8)	16	300	(67)	–	–	–	15	$534

(1)	Net of $2 million related to discontinued operations. Refer to Note 3.
Changes in significant accounting policies affecting U.S. and Canadian GAAP differences
Share-based payment
On November 1, 2005, we adopted FASB Statement 123 (revised 2004) Share-Based Payment (FAS 123(R)) and its related Staff Positions (FSPs) prospectively for new awards and the unvested portion of existing awards. FAS 123(R) requires that compensation costs relating to share-based payment transactions be measured and recognized in the financial statements based on the fair value of the equity or liability instruments issued. The adoption of this standard has not materially impacted our consolidated financial position or results of operations.
Future accounting changes
Impairment of certain investments
On November 3, 2005, the FASB issued Staff Position, FSP FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which provides guidance for determining when an investment is impaired, how to measure the impairment loss, and what disclosures should be made regarding impaired securities. This FSP is effective for us on February 1, 2006, and our preliminary assessment to date indicates that it will not have a significant impact on our consolidated financial position or results of operations.

ROYAL BANK OF CANADA   FIRST QUARTER 2006   39
SHAREHOLDER INFORMATION
Corporate headquarters
Street address:
Royal Bank of Canada
200 Bay Street
Toronto, Ontario, Canada
Tel: (416) 974-5151
Fax: (416) 955-7800
Mailing address:
P.O. Box 1
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5
website:
rbc.com
Transfer Agent and Registrar
Main Agent
Computershare Trust
Company of Canada
Street address:
1500 University Street
Suite 700
Montreal, Quebec
Canada H3A 3S8
Tel: (514) 982-7555, or
1-866-586-7635
Fax: (514) 982-7635
website:
computershare.com
Co-Transfer Agent ( U.S. )
The Bank of New York
101 Barclay Street
New York, New York
U.S. 10286
Co-Transfer Agent
(United Kingdom)
Computershare Services PLC
Securities Services — Registrars
P.O. Box No. 82, The Pavilions,
Bridgwater Road, Bristol
BS99 7NH England
Stock exchange listings
(Symbol: RY )
Common shares are listed on:
Canada
Toronto Stock Exchange ( TSX )
U.S.
New York Stock Exchange ( NYSE )
Switzerland
Swiss Exchange ( SWX )
All preferred shares are listed on the Toronto Stock Exchange.
Valuation Day price
For capital gains purposes, the Valuation Day (December 22, 1971) cost base for our common shares is $7.38 per share. This amount has been adjusted to reflect the two-for-one share split of March 1981 and the two-for- one share split of February 1990. The one-for-one share dividend paid in October 2000 did not affect the Valuation Day value for our common shares.
Shareholder contact
For information about share transfers, address changes, dividends, lost share certificates, tax forms, estate transfers, contact: Computershare Trust Company of Canada
100 University Ave., 9th Floor
Toronto, Ontario M5J 2Y1
Tel: (514) 982-7555 or
1-866-586-7635
For other shareholder inquiries, contact: Investor Relations
Royal Bank of Canada
123 Front Street West,
6th Floor
Toronto, Ontario
Canada M5J 2M2
Tel: (416) 955-7806
or visit our website at:
rbc.com/investorrelations
Direct deposit service
Shareholders in Canada and the U.S. may have their dividends deposited by electronic funds transfer. To arrange for this service, please contact Computershare Trust Company of Canada at their mailing address.
Dividend Reinvestment Plan
RBC ’s Dividend Reinvestment Plan provides its registered common shareholders residing in Canada and the United States with the means to purchase additional RBC common shares through the automatic reinvestment of their cash dividends.
For more information on participation in the Dividend Reinvestment Plan, please contact our Plan Agent:
Computershare Investor Services, Inc.
Attn: Dividend Reinvestment Dept.
100 University Ave., 9th Floor
Toronto, Ontario M5J 2Y1
Tel: 1-866-586-7635 (Canada and U.S.)
(514) 982-7555
Fax: (416) 263-9394 or
1-888-453-0330
e-mail:
service@computershare.com
Institutional investors, brokers and security analysts
For financial information inquiries contact: Senior Vice-President, Investor Relations
Royal Bank of Canada
123 Front Street West
6th Floor
Toronto, Ontario
Canada M5J 2M2
Tel: (416) 955-7803
Fax: (416) 955-7800
Common share repurchases
We are engaged in a normal course issuer bid through the facilities of Toronto Stock Exchange. During the one-year period ending June 23, 2006, we may repurchase up to 10 million shares in the open market at market prices. We determine the amount and timing of the purchases.
A copy of our Notice of Intention to file a normal course issuer bid may be obtained, without charge, by contacting the Secretary at our Toronto mailing address.
2006 quarterly earnings release dates

First quarter	March 3
Second quarter	May 26
Third quarter	August 25
Fourth quarter	November 30
Dividend dates for 2006
Subject to approval by the Board of Directors.

	Record dates	Payment dates

Common and preferred	Jan. 26	Feb. 24
shares series N, O, S and W	Apr. 25	May 24
	Jul. 26	Aug. 24
	Oct. 26	Nov. 24

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC, RBC FINANCIAL GROUP, RBC ROYAL BANK, ROYAL BANK, RBC INSURANCE, RBC CENTURA, RBC DAIN RAUSCHER, RBC MORTAGE, RBC CAPITAL MARKETS, ROYAL BANK OF CANADA GLOBAL PRIVATE BANKING, RBC CANADIAN PERSONAL AND BUSINESS, RBC U.S. AND INTERNATIONAL PERSONAL AND BUSINESS, RBC U.S. EQUITY CURRENCY, RBC U.S. MID-CAP, RBC CAPITAL TRUST, RBC TRUST CAPITAL SECURITIES and RBC TruCS, which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or its subsidiaries under license. All other trademarks mentioned in this report, which are not the property of Royal Bank of Canada, are owned by their respective holders.